UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

THE GOLDFIELD CORPORATION

(Name of Subject Company)

THE GOLDFIELD CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

381370105

(CUSIP Number of Class of Securities)

Stephen R. Wherry

Acting Co-Chief Executive Officer

The Goldfield Corporation

1684 W. Hibiscus Boulevard

Melbourne, Florida 32901

(321) 724-1700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert S. Matlin, Esq.

K&L Gates LLP

599 Lexington Avenue

New York, New York 10022

(212) 536-4066

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is The Goldfield Corporation, a Delaware corporation (“Goldfield” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to Goldfield. The address of Goldfield’s principal executive office is 1684 W. Hibiscus Boulevard, Melbourne, Florida 32901. The telephone number of Goldfield’s principal executive office is (321) 724-1700.

Securities.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common stock, $0.10 par value per share, of Goldfield (the “Shares”). As of the close of business on November 30, 2020, the latest practicable date prior to the filing of this Schedule 14D-9, there were (i) 24,522,534 Shares issued and outstanding and (ii) 330,000 Shares issuable upon the settlement of outstanding restricted stock units previously granted under The Goldfield Corporation 2013 Long-Term Incentive Plan (the “LTIP” and each such restricted stock unit, an “RSU”).

Item 2. Identity and Background of Filing Person.

Name and Address.

Goldfield, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of Goldfield are set forth in “Item 1. Subject Company Information—Name and Address” above.

Tender Offer.

This Schedule 14D-9 relates to the tender offer by FR Utility Services Merger Sub, Inc., a Delaware corporation (“Acquisition Sub”) and a wholly owned subsidiary of FR Utility Service, Inc., a Delaware corporation (“FR Utility”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Acquisition Sub with the Securities and Exchange Commission (the “SEC”) on December 1, 2020 pursuant to which Acquisition Sub has offered to purchase all of the outstanding Shares for a purchase price of $7.00 per Share, net to seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in Acquisition Sub’s Offer to Purchase, dated December 1, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, together with the Offer to Purchase and other related materials, as each may be amended, supplemented or otherwise modified from time to time in accordance with the Merger Agreement (as defined below), constitute the “Offer.” A copy of the Offer to Purchase and Letter of Transmittal are being mailed with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 23, 2020 (as such agreement may be amended from time to time in accordance with the terms thereof, the “Merger Agreement”), by and among FR Utility, Acquisition Sub, and Goldfield. The Merger Agreement provides that, among other things, the Offer is conditioned upon (i) there being validly tendered in the Offer and not withdrawn in accordance with the terms of the Offer, a number of Shares that, together with the number of Shares then owned by FR Utility and Acquisition Sub (if any), represents at least a majority of all then outstanding Shares (excluding Shares (the “Excluded Shares”) tendered pursuant to guaranteed delivery procedures that have not been “received”, as such term is defined in Section 251(h) of the Delaware General Corporation Law (the “DGCL”), by the depository for the Offer pursuant to such procedures), (ii) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or been terminated, (iii) the absence of legal restraints on Acquisition Sub’s ability to accept and pay for Shares tendered into the Offer, and (iv) the satisfaction or waiver by Acquisition Sub of the other conditions to the Offer, as set forth in the Merger Agreement.

Further, the Merger Agreement provides that, as promptly as practicable following the time at which Acquisition Sub accepts for payment and pays for all Shares that are validly tendered and not properly withdrawn pursuant to the Offer (such time, the “Acceptance Time”), but in any event on the same day as the Acceptance Time, subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Acquisition Sub will merge with and into Goldfield (the “Merger”), with Goldfield continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of FR Utility (the “Surviving Corporation”). The Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger without a vote of the Goldfield stockholders upon the acquisition by Acquisition Sub of a majority of the Shares (other than any Excluded Shares) that are then issued and outstanding. Goldfield does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than Shares held by Goldfield, FR Utility or Acquisition Sub, or Shares with respect to which appraisal rights are properly exercised under Section 262 of the DGCL if certain other conditions and statutory requirements described herein are met (any such Shares, the “Dissenting Shares”)) will be converted into the right to receive the Offer Price (the “Merger Consideration”), without interest, subject to any required tax withholding. As a result of the Merger, Goldfield will cease to be a publicly traded company and will become a wholly owned subsidiary of FR Utility. The amount of the Offer Price paid in the Offer per Share and the Merger Consideration paid in the Merger per Share, in each case in accordance with the Merger Agreement, is referred to herein as the “Per Share Amount”.

The Offer and withdrawal rights will expire at 11:59 p.m. (New York City time) on Tuesday, December 29, 2020, unless earlier terminated or extended in certain circumstances as required or permitted by the Merger Agreement (as so extended, if applicable, the “Expiration Date”).

The foregoing summary of the Offer, the Merger, and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

As set forth in the Schedule TO, the principal executive offices of Acquisition Sub and FR Utility are located at 290 Harbor Drive, 5th Floor, Stamford, CT 06902, and the telephone number of their principal executive offices is (203) 661-6601.

Information relating to the Offer, including this Schedule 14D-9 and related documents, can be found on the SEC’s website at www.sec.gov, or the investor relations section of Goldfield’s website at www.goldfieldcorp.com.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, to the knowledge of Goldfield, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Goldfield or any of its affiliates and (i) any of Goldfield’s executive officers, directors or affiliates or (ii) Acquisition Sub or FR Utility or any of their respective executive officers, directors or affiliates. The board of directors of Goldfield (the “Board”) was aware of all such material agreements, arrangements or understandings, and any actual or potential conflicts of interest, in approving the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation—Recommendation of the Board.”

Arrangements with Acquisition Sub, FR Utility and Certain of Their Affiliates.

Merger Agreement.

On November 23, 2020, Goldfield, FR Utility and Acquisition Sub entered into the Merger Agreement. A summary of the Merger Agreement is contained in Section 11 of the Offer to Purchase, which is entitled “The

Merger Agreement; Other Agreements” and is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided solely to inform holders of Shares of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and certain expressly identified third party beneficiaries and may not have been intended to be categorical statements of fact but, rather, as a way of allocating risk among the parties to the Merger Agreement. In particular, the representations and warranties contained in the Merger Agreement were negotiated with the principal purposes of (i) establishing the circumstances in which a party to the Merger Agreement may not be obligated to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and (ii) allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. In addition, such representations, warranties and covenants may have been modified, qualified or excepted by certain confidential disclosures or other information not reflected in the text of the Merger Agreement, and may apply contractual standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by holders of Shares, or that may be different from materiality under applicable securities laws. Information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of the Offer to Purchase, may have changed since the date of the Merger Agreement, and subsequent developments or new information qualifying a representation or warranty may have been included in the Offer to Purchase. Accordingly, none of the holders of Shares, or any other third parties should rely on the representations, warranties and covenants in the Merger Agreement, or any descriptions thereof, as characterizations of the actual state of facts or conditions of Goldfield, Acquisition Sub, FR Utility or any of their respective subsidiaries or affiliates. Factual disclosures about Goldfield contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement.

Limited Guaranty.

On November 23, 2020, concurrently and in connection with the execution of the Merger Agreement, First Reserve Fund XIV, L.P. (“First Reserve Fund”) provided Goldfield with a limited guaranty (the “Guaranty”) in favor of Goldfield, guaranteeing Acquisition Sub’s obligation under the Merger Agreement for the payment of, on the terms of and subject to the conditions set forth in the Guaranty, (i) the Parent Termination Fee (as defined in the Merger Agreement) when due, and (ii) (x) certain fees, costs and expenses in connection with any proceeding to enforce payment of the Parent Termination Fee and (y) reasonable out-of-pocket and documented expenses incurred in connection with actions taken to support debt financing, provided that in no event will the aggregate liability under the Guaranty to First Reserve Fund exceed the sum of Parent Termination Fee (if payable) under clause (i) above plus the lesser of the costs incurred under clause (ii) above and $1,000,000.

The foregoing summary description of the Guaranty is qualified in its entirety by reference to the Guaranty, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Equity Financing.

Acquisition Sub has received an equity commitment letter (the “Equity Commitment Letter”) from First Reserve Fund, pursuant to which First Reserve Fund has committed to contribute to Acquisition Sub an amount equal to $210 million (subject to adjustment as set forth in the Equity Commitment Letter) in cash for the purpose of funding, and to the extent necessary to fund, the aggregate Offer Price, Merger Consideration, and/or fees, costs and expenses required to be paid in connection with the transactions pursuant to and in accordance with the Merger Agreement, and certain other amounts required to be paid pursuant to the Merger Agreement, in each case, pursuant to and in accordance with the Merger Agreement and subject to the terms and conditions of the Equity Commitment Letter (such committed equity financing, the “Equity Financing”). The funding of the Equity Financing is subject to (i) the execution and delivery by Goldfield, FR Utility and Acquisition Sub of the Merger Agreement, and (ii) the satisfaction, or waiver by Acquisition Sub, of all of the conditions of the Offer in the Merger Agreement as of the Expiration Date and all of the conditions of the Merger in the Merger Agreement as of the Effective Time and the substantially concurrent consummation of the Merger in accordance with the terms of the Merger Agreement. First Reserve Fund’s equity commitment is subject to reduction in the event Acquisition Sub does not require all of the Equity Financing in order to satisfy its obligations.

Goldfield is a third party beneficiary of the Equity Commitment Letter for the limited purposes provided in the Equity Commitment Letter, which is limited to, subject to the terms and conditions of the Merger Agreement, the right of Goldfield to seek specific performance of Acquisition Sub’s right to cause the Equity Financing to be funded as, and only to the extent provided in, the Equity Commitment Letter.

The obligation of First Reserve Fund to fund its equity commitment will terminate upon the earliest to occur of (i) the valid termination of the Merger Agreement, (ii) the closing of the Merger, (iii) Goldfield or any of its affiliates asserting any claim or commencing a lawsuit or other claim, action, suit, investigation or proceeding under the Guaranty or otherwise against any Investor or any Parent Representative as such terms are defined in the Equity Commitment Letter, in connection with the Merger Agreement or any of the transactions contemplated thereby, other than Goldfield’s right to seek specific performance under the Merger Agreement, (iv) any person, other than the Acquisition Sub, seeking to enforce the Equity Commitment Letter, other than Goldfield’s right to seek specific performance under the Merger Agreement, or (v) the funding of the equity commitment in full.

The foregoing summary description of the Equity Commitment Letter is qualified in its entirety by reference to the Guaranty, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement.

On March 2, 2020, First Reserve XIV Advisors, L.L.C. (“First Reserve”) and Goldfield entered into a Confidentiality Agreement (the “Confidentiality Agreement”), pursuant to which, among other things, First Reserve has agreed to, and to cause its subsidiaries, affiliates, officers, directors, general and existing limited partners, managers, members, shareholders, employees, agents and professional advisors and consultants and any representatives of such advisors to, keep confidential certain non-public information about Goldfield and not to use such non-public information, except for the specific purpose of considering, evaluating, negotiating and consummating a possible negotiated transaction between Goldfield and First Reserve (or a subsidiary or affiliate of First Reserve). The Confidentiality Agreement also includes a 12-month standstill provision that terminates upon the earlier of (i) the public announcement by Goldfield that its Board has approved, or that Goldfield or its subsidiaries has entered into, a definitive agreement providing for a business combination or sale transaction involving the acquisition of more than 50% of the voting securities of Goldfield, (ii) any other person or group having consummated an acquisition of more than 50% of the outstanding equity securities of Goldfield or its principal subsidiaries, or (iii) the public announcement by any other person or group of (x) the commencement of a tender offer for shares of Goldfield if the Board recommends or is neutral to such tender offer, or (y) a proxy contest with respect to a tender offer for shares of Goldfield pursuant to which stockholders elect directors who were not nominated by the Board and such elected directors represent a majority of the Board.

The foregoing summary description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Exclusivity Agreement.

On November 11, 2020, First Reserve and Goldfield entered into an exclusivity agreement (the “Exclusivity Agreement”), pursuant to which, among other things, Goldfield agreed to a period of exclusive negotiation with

First Reserve commencing on the date of the Exclusivity Agreement and ending at 11:59 p.m. (New York City time) on November 18, 2020 (the “Exclusivity Period”). The Exclusivity Agreement further provided that if the parties continued to negotiate in good faith towards a transaction, the Exclusivity Period would be automatically extended to 11:59 p.m. (New York City time) on November 25, 2020 (the “Extended Exclusivity Period”). Immediately following the expiration of the Exclusivity Period, the Exclusivity Period was automatically extended for the Extended Exclusivity Period.

The Exclusivity Agreement also provided that Goldfield would immediately cease and cause to be terminated any discussions or negotiations with any person that may be ongoing with respect to an acquisition proposal and would immediately terminate all physical and electronic dataroom access previously granted to any such person, its subsidiaries or representatives. Further, during the Exclusivity Period and Extended Exclusivity Period, as applicable, Goldfield would not (i) solicit, initiate, knowingly encourage or knowingly facilitate any acquisition proposal, (ii) engage in, continue or otherwise participate in discussions or negotiations regarding, or furnish to any person any non-public information concerning Goldfield or any of its subsidiaries relating to or that could reasonably be expected to lead to any acquisition proposal, except to notify such person that Goldfield is not permitted to respond to any acquisition proposal, or (iii) recommend, enter into or execute any agreement with respect to any acquisition proposal. Upon the receipt of any acquisition proposal, or any inquiries or offers that could reasonably be expected to lead to an acquisition proposal, Goldfield agreed to promptly (and in any event within 24 hours) notify First Reserve of such acquisition proposal and the identity of the person or persons making such acquisition proposal.

The foregoing summary description of the Exclusivity Agreement is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated herein by reference.

Tender and Support Agreement.

Concurrently with the execution of the Merger Agreement on November 23, 2020, FR Utility and Acquisition Sub entered into a Tender and Support Agreement with the estate of Goldfield’s former CEO, John H. Sottile, in its capacity as stockholder (the “Supporting Stockholder” and such agreement, the “Support Agreement”).

Subject to the terms and conditions of the Support Agreement, the Supporting Stockholder agrees, among other things, to validly tender all of its Shares after commencement of the Offer, and in any event no later than the tenth business day after the commencement of the Offer, and to vote against any action, agreement or transaction involving the Company that can impede, interfere with or prevent the consummation of the Merger. In addition, the Supporting Stockholder has agreed to, if necessary, vote its Shares: (i) for the adoption of the Merger Agreement, in the event any vote or consent of the stockholders of the Company is required to adopt the Merger Agreement, approve the Merger or otherwise approve any of the transaction contemplated in the Merger Agreement; (ii) against any action or agreement that is intended or would reasonably be expected to result in the failure of any of the Offer Conditions (as defined in the Merger Agreement) to be satisfied; (iii) against any Acquisition Proposal or Alternative Acquisition Agreement (in each case, as defined in the Merger Agreement); (iv) against any other action, agreement or transaction involving the Company that is intended, or would reasonably be expected, to impede, interfere with or prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement; and (v) against any commitment or agreement to take any action inconsistent with any of the preceding clauses (i) through (iv).

The Support Agreement will terminate upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) the entry without the prior written consent of the Supporting Stockholder into any amendment or modification to the Merger Agreement or any waiver of any of the Company’s rights under the Merger Agreement, in each case, that results in (i) a decrease in the Merger Consideration or (ii) a change in the form of consideration to be paid in the Offer or in the form of Merger Consideration, and (d) the termination of the Offer or the Offer Expiration Time (as defined in the Merger Agreement), in each case, without acceptance for payment of the subject Shares pursuant to the Offer (provided that the termination right only applies so long as the Supporting Stockholder is not in breach of the Support Agreement).

Prior to the execution and delivery of the Support Agreement, the Board approved the form of the Support Agreement and the Supporting Stockholder’s execution and delivery of the same.

As of November 23, 2020, the Supporting Stockholder owned or controlled an aggregate of approximately 8.5% of the outstanding Shares.

The foregoing summary description of the Support Agreement is qualified in its entirety by reference to the Support Agreement, which is filed as Exhibit (e)(6) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements with Directors and Executive Officers of Goldfield.

Interests of Certain Persons.

The executive officers of Goldfield and the members of the Board may have interests in the Offer, the Merger and the other transactions contemplated by the Merger Agreement that are different from, or in addition to, the interests of Goldfield’s stockholders, generally. These interests may create potential conflicts of interest. These interests include: (i) accelerated vesting and cash out of RSUs and retention bonuses and (ii) indemnification rights and benefits in their capacities as directors and officers of Goldfield. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation—Recommendation of the Board.”

Effect of the Offer, the Merger and the other transactions contemplated by the Merger Agreement on Shares and Equity Awards.

Consideration for Shares. If any of Goldfield’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same consideration on the same terms and conditions as the other holders of Shares. As of November 30, 2020, Goldfield’s directors and executive officers (and their affiliates) owned 194,180 Shares in the aggregate (excluding unvested RSUs) and 100,000 unvested RSUs. If the directors and executive officers (and their affiliates) were to tender and not withdraw all of their Shares outstanding as of November 30, 2020, pursuant to the Offer and those Shares were accepted for purchase and purchased by Acquisition Sub, the directors and executive officers (and their affiliates) would receive an aggregate of approximately $1,359,260 in cash on the basis of such Shares (excluding unvested RSUs).

The following table sets forth the expected, approximate amount of the consideration that each of Goldfield’s directors and executive officers is entitled to receive in respect of his Shares (excluding unvested RSUs) in connection with the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, assuming that the Effective Time occurs on December 29, 2020 and that each individual receives the full consideration for all of the individual’s Shares. The information in the following table assumes that all listed Shares remain outstanding and held by such person until immediately prior to the consummation of the Offer and that no additional Shares will be granted to such individuals.

Name	Number of Shares Owned(1)	Consideration for Owned Shares ($)(2)
Directors
Stephen L. Appel	6,000	$42,000
David P. Bicks	10,000	$70,000
Harvey C. Eads, Jr.(3)	31,500	$220,500
John P. Fazzini	21,950	$153,650
Danforth E. Leitner	69,730	$488,110

Executive Officers
Stephen R. Wherry	55,000	$385,000
Jason M. Spivey	—	—

All of our directors, executive officers and named executive officers as a group (7 persons)	194,180	$1,359,260

(1)	Based on the number of Shares owned as of November 30, 2020.
(2)	Calculated based on (i) the number of owned Shares, multiplied by (ii) $7.00.
(3)	Includes 1,130 Shares owned by Mr. Eads’ wife.

Restricted Stock Units

Pursuant to the Merger Agreement, and consistent with the terms of the RSUs, each RSU that is outstanding as of immediately prior to the Effective Time will fully vest and will be cancelled, and the holder thereof will be entitled to receive, in respect of each Share subject to such RSU, an amount (subject to any applicable withholding tax) in cash equal to the Offer Price.

Each holder of an RSU cancelled as provided in the Merger Agreement will cease to have any rights with respect thereto, except the right to receive the cash consideration described above, as applicable.

The table set forth below provides information regarding the RSUs held by Goldfield’s directors, executive officers and named executive officers as of November 30, 2020:

Name	Number of RSUs	Cash Consideration for RSUs
Executive Officers and Directors
Stephen L. Appel	—	—
David P. Bicks	—	—
Harvey C. Eads, Jr.	—	—
John P. Fazzini	—	—
Danforth E. Leitner	—	—
Stephen R. Wherry	50,000	$350,000
Jason M. Spivey	50,000	$350,000

All of our directors, executive officers and named executive officers as a group (7 persons)	100,000	$700,000

Potential Payments at or Following a Change in Control.

Each of Messrs. Wherry and Spivey are parties to Retention Bonus Agreements with Goldfield. The Retention Bonus Agreements provide that if the relevant employee is employed with the Company on October 2, 2021 (the “Retention Date”), the employee will receive $500,000 (for Mr. Wherry) and $500,000 (for Mr. Spivey) (the “Retention Bonus”). The Retention Bonus Agreements provide that if, prior to the Retention Date, the relevant employee’s employment is terminated by the Company without “cause” (as defined in the Retention Bonus Agreements) or by the employee for “good reason” (as defined in the Retention Bonus Agreements), then, subject to the employee executing and letting become irrevocable a general release of claims in favor of the Company, the employee will receive the Retention Bonus. The Retention Bonus Agreements further provide that if, prior to the Retention Date, the relevant employee’s employment is terminated by the Company for “disability” (as defined in the Retention Bonus Agreements) or for death, then, subject to the employee (or, in the event of his death, his estate) executing and letting become irrevocable a general release of claims in favor of the Company, the employee will receive a prorated portion of the Retention Bonus. Finally, the Retention Bonus Agreements provide that if, prior to the Retention Date, there occurs a “change in control” (as defined in the Retention Bonus Agreements), then, subject to the employee’s employment through such change in control, the employee will receive the Retention Bonus. The Merger will constitute a “change in control” for purposes of the Retention Bonus Agreements.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding certain compensation for each of Goldfield’s named executive officers that is based on, or that otherwise relates to, the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such term is used to describe the Merger-related compensation payable to Goldfield’s named executive officers. Goldfield’s “named executive officers” for purposes of the disclosure in this Schedule 14D-9 are Messrs. Wherry and Spivey. The table below does not include the estate of Mr. John H. Sottile, Goldfield’s former chief executive officer, who passed away in August 2020 and will not be receiving any compensation in connection with the Merger (other than the Offer Price for Shares tendered).

The amounts in the table are estimated using the following assumption and such additional assumptions as may be set forth in the footnotes to the table:

•

that the Effective Time will occur on December 29, 2020 (which is the assumed closing date of the Merger solely for purposes of this Schedule 14D-9, including this golden parachute compensation disclosure); and

•	each of Goldfield’s named executive officers will remain employed by Goldfield through the Effective Time.

The amounts reported below are estimates based on these and other assumptions that may or may not actually occur or be accurate on the relevant date. Accordingly, the ultimate values to be received by a named executive officer in connection with the Merger may differ from the amounts set forth below. Goldfield’s named executive officers will not receive pension, non-qualified deferred compensation or tax reimbursements in connection with the Merger. As required by applicable SEC rules, all amounts below that are determined using the per share value of our Shares have been calculated based on $7.00 per Share.

Name	Cash ($)(1)	Equity ($)(2)	Total ($)
Jason M. Spivey	$500,000	$350,000	$850,000
Stephen R. Wherry	$500,000	$350,000	$850,000

(1)

The amount for each named executive officer represents payment of the Retention Bonus under the Retention Bonus Agreements, as described in further detail in the section of this Schedule 14D-9 captioned “—Effect of the Offer, the Merger and the other transactions contemplated by the Merger Agreement on Shares and Equity Awards—Potential Payments at or Following a Change in Control.”

(2)

This amount represents the accelerated vesting, cancellation and cash payment in consideration of such cancellation of outstanding awards of RSUs previously granted to each named executive officer under the LTIP. Pursuant to the Merger Agreement, and consistent with the terms of the LTIP and the applicable award agreement pursuant to which such RSUs were granted, each RSU that is outstanding as of immediately prior to the Effective Time will fully vest and be cancelled, and the holder thereof will be entitled to receive, in respect of each Share subject to such RSU, an amount (subject to any applicable withholding tax) in cash equal to $7.00 per Share. In connection with such accelerated vesting, cancellation and payment, each of Mr. Wherry and Mr. Spivey will receive $350,000 in consideration for the 50,000 RSUs held by each.

Employee Matters Following the Effective Time.

The Merger Agreement provides that, for a period of one year following the Effective Time, FR Utility will or will cause the Surviving Corporation and its subsidiaries to, provide to each continuing employee (other than continuing employees covered by a collective bargaining agreement) (i) base salary or base wages and short-term cash incentive compensation opportunities and discretionary bonus opportunities (other than equity-based or other long-term incentive compensation opportunities) that are no less favorable in the aggregate than those provided to such continuing employee as of the Effective Time, and (ii) health and welfare benefits and other employee benefits (other than severance payments and benefits and deferred compensation) that are substantially comparable in the aggregate to those provided to such continuing employee as of the Effective Time.

If the Effective Time occurs prior to the date in 2021 that annual bonus payments in respect of calendar year 2020 are paid to employees of Goldfield and its subsidiaries in the ordinary course of business and consistent with past practice, FR Utility will, or will cause the Surviving Corporation to, pay annual bonuses in respect of calendar year 2020 to eligible continuing employees pursuant to the terms of Goldfield’s annual bonus plan, short-term incentive bonus arrangements for Vice President-level employees and discretionary cash bonus practices. For purposes of determining bonus amounts, all individual performance measures in respect of calendar year 2020 will be assessed at 100% achievement.

With respect to employee benefit plans maintained by FR Utility and its subsidiaries that are offered to continuing employees after the Effective Time (which we refer to as the “New Plans”), FR Utility will use its reasonable best efforts to credit continuing employees for all years of service with Goldfield and its subsidiaries prior to the Effective Time for purposes of determining eligibility for participation, levels of benefits (but not for benefit accruals under any defined benefit pension plan or retiree health or welfare plan) and vesting under each compensation, vacation, fringe or other welfare benefit plan, program or arrangement, except if credit for such service would result in duplication of benefits for the same period of service. FR Utility will use commercially reasonable efforts to cause each New Plan to (i) waive all limitations as to waiting periods, pre-existing condition exclusions, required physical examinations and exclusions with respect to participation and coverage requirements applicable under the New Plans for such continuing employees to the same extent as such limitations and exclusions would not have been applied or would have been waived under the corresponding Goldfield employee benefit plan, and (ii) provide each continuing employee with credit for co-payments and deductibles paid by the continuing employee or his or her dependents prior to the Effective time in satisfying any applicable deductible or out-of-pocket requirements under any New Plan.

Additionally, if requested by FR Utility not less than ten business days prior to the Effective Time, Goldfield shall take or cause to be taken all actions necessary to terminate its 401(k) plan effective immediately prior to the Effective Time. If FR Utility requests that Goldfield’s 401(k) plan be terminated, FR Utility will cause a 401(k) plan to accept contributions of the account balances distributed to continuing employees from Goldfield’s 401(k) plan.

As of the date of this Schedule 14D-9, other than as set forth under the caption “—Effect of the Offer, the Merger and the other transactions contemplated by the Merger Agreement on Shares and Equity Awards.” no members of Goldfield’s current management have entered into any agreement, arrangement, or understanding with FR Utility or any of its affiliates with respect to employment with, or the right to purchase or participate in the equity of, FR Utility or any if its subsidiaries, including the Surviving Corporation. After the deal price was settled, shortly before the Merger Agreement was signed, there were preliminary discussions between certain members of Goldfield’s current management and representatives of FR Utility or its affiliates with respect to such agreements, arrangements, or understandings at which FR Utility or its affiliates indicated that they did not expect to make any changes to such agreements, arrangements or understandings at that time. Although it is possible that certain other members of Goldfield’s current management team will enter into agreements, arrangements, or understandings with FR Utility or its affiliates regarding employment with, and the right to purchase or participate in the equity of, FR Utility or one of its subsidiaries, including the Surviving Corporation, as of the date of this Schedule 14D-9, there can be no assurance that any parties will reach any such agreement.

Indemnification; Directors’ and Officers’ Insurance.

The Surviving Corporation has agreed (and FR Utility has agreed to cause the Surviving Corporation to) honor and fulfill in all respects the obligations of Goldfield under any current indemnification agreements between Goldfield and its current or former directors or officers (the “Indemnification Agreements”), the form of which is filed as Exhibit (e)(7) hereto and incorporated by reference, and between Goldfield and any person who becomes a director or officer of the Company prior to the Effective Time, subject to certain limitations, and to indemnify, advance expenses and honor exculpation provisions as set forth in Goldfield’s certificate of incorporation, as amended and restated (the “Charter”), and its bylaws, as amended and restated (the “Bylaws”). For the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation has agreed (and FR Utility has agreed to cause the Surviving Corporation to) ensure that the Charter and Bylaws of Goldfield contain provisions with respect to indemnification, exculpation, and the advancement of expenses that are at least as favorable as those found in the Charter and Bylaws as of the date of the Merger Agreement and that such provisions will not be repealed or modified in a manner that would adversely affect the rights of any person indemnified thereunder, except as required by law.

Under the Merger Agreement, the Surviving Corporation has agreed to, and FR Utility shall cause the Surviving Corporation to, for a period of six years after the Effective Time, (i) indemnify and hold harmless all past and present directors and officers of Goldfield and any person who becomes a director or officer of Goldfield prior to the Effective Time (the “Indemnified Parties”) against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of any action or omission or alleged action or omission in such Indemnified Party’s capacity as a director or officer of the Company regardless of whether such action or omission or alleged action or omission occurred prior to, at or after the Effective Time (including in connection with any of the transactions contemplated by the Merger Agreement) and (ii) advance, prior to the final disposition of any claim, proceeding, investigation or inquiry for which an Indemnified Party may seek indemnification under the Merger Agreement, promptly following the request by an Indemnified Party, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Party in connection with any such claim, proceeding, investigation or inquiry upon the Surviving Corporation’s receipt of an undertaking by such Indemnified Party to repay such advances if it is decided in a final, non-appealable judgment by a court of competent jurisdiction that such Indemnified Party is not entitled to indemnification.

Under the Merger Agreement, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation has agreed to, and FR Utility shall cause the Surviving Corporation to maintain in effect the Company’s current directors’ and officers’ liability insurance policies (collectively, the “D&O Insurance”), in respect of acts or omissions of the Indemnified Parties occurring at or prior to the Effective Time, up to an amount not to exceed 350% of the last annual premium paid prior to the date of the Merger Agreement. Prior to the Effective Time, Goldfield may purchase a six-year “tail”

pre-paid policy on the D&O Insurance, and if Goldfield elects to purchase such a “tail” policy, the Surviving Corporation has agreed to, and FR Utility shall cause the Surviving Corporation to maintain such “tail” policy in full force and effect and honor their respective obligations thereunder.

In the event that FR Utility or the Surviving Corporation consolidates with or merges into any other Person (as defined in the Merger Agreement) and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the insurance and indemnification obligations described above.

Section 16 Matters.

Pursuant to the Merger Agreement, prior to the Effective Time, Goldfield must take all such steps as may be required to cause any dispositions of Goldfield equity securities (including derivative securities with respect to Shares) resulting from the transactions contemplated by the Merger Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to be exempt under Rule 16b-3 promulgated under the Exchange Act. The Board, through duly adopted resolutions, took such actions at a meeting on November 22, 2020.

Rule 14d-10(d) Matters.

The Merger Agreement provides that, prior to the Effective Time, Goldfield, acting through a compensation committee of the Board or its independent directors, shall take all steps that may be necessary or advisable to cause each employment compensation (including equity awards), severance, and employee benefit agreements and arrangements entered into by Goldfield or contemplated under the Merger Agreement with any of its directors, officers or employees to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act, and shall take all other action necessary to satisfy the requirements of the non-exclusive safe-harbor with respect to such arrangements and any similar arrangements with FR Utility for any period following the Effective Time in accordance with Rule 14d-10(d)(2) under the Exchange Act. The Board, consisting solely of independent directors, through duly adopted resolutions, took such actions at a meeting on November 22, 2020.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board.

On November 22, 2020, the Board, among other things, unanimously (1) determined and declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Goldfield and Goldfield’s stockholders, (2) approved the Merger Agreement and the execution, delivery and performance by Goldfield of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (3) determined to recommend that the stockholders of Goldfield accept the Offer and tender their Shares to Acquisition Sub pursuant to the Offer, and (4) agreed and authorized that the Merger be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the time, Acquisition Sub, for the first time, irrevocably accepts for payment Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Offer Acceptance Time”).

Accordingly, and for the reasons described in more detail below, the Board unanimously recommends, on behalf of Goldfield, that Goldfield’s stockholders accept the Offer and tender their Shares to pursuant to the Offer. A copy of the letter to Goldfield’s stockholders, dated December 1, 2020, communicating the recommendation of the Board, on behalf of Goldfield, is filed as Exhibit (a)(2) hereto and is incorporated herein by reference.

Background of the Merger.

The following chronology summarizes, among other things, certain key meetings and events that led to the signing of the Merger Agreement on November 23, 2020. This chronology does not purport to reflect every meeting or conversation held by or among Goldfield, First Reserve, FR Utility, Acquisition Sub or any other parties, whether with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement or otherwise.

As part of its ongoing evaluation of Goldfield’s business, Goldfield’s Board and senior management periodically review and assess Goldfield’s operations and financial performance as well as industry conditions that may affect Goldfield’s long-term strategic goals and plans. These reviews include consideration of potential opportunities to maximize stockholder value, such as business combinations, acquisitions, and other financial and strategic alternatives. From time to time, Goldfield also has received unsolicited inquiries from third parties and has engaged in preliminary discussions regarding a sale of Goldfield but none of those past inquiries or discussions ultimately led to an actionable proposal.

On September 17, 2018, Party A electronically notified our former chief executive officer, Mr. John H. Sottile (“Mr. Sottile”) that Party A had acquired a minority stake in the Company and asked for an in-person meeting.

In late September 2018, Mr. Sottile met with a representative of Party A and had a general discussion of their respective businesses, keeping the Board apprised of such discussions.

On October 13, 2018, the Board engaged Stifel, Nicolaus & Company, Incorporated (“Stifel”) to act as financial advisor in connection with the review of the Company’s strategic alternatives. The Board engaged Stifel because of its knowledge of Goldfield and the markets in which it operates, Stifel’s skill, expertise and experience advising companies on strategic alternatives and positive experiences that Goldfield directors and management have had with individual bankers at Stifel.

On October 17, 2018 the Company executed a non-disclosure agreement (the “NDA”) with Party B after expressing an interest in acquiring the Company. The NDA contained a customary standstill which terminated after 18 months.

On January 7, 2019, the Company held an in-person diligence session with representatives of Party B, Mr. Sottile, our Co-Acting Chief Executive Officer and Chief Financial Officer, Mr. Stephen R. Wherry (“Mr. Wherry”) and representatives of Stifel.

Over the following months, Party B sent information requests and the Company facilitated responses.

On April 8, 2019, Party A submitted an unsolicited non-binding proposal for an acquisition of all of the outstanding Shares of Goldfield at $4.10 per Share, comprised of $2.85 in cash and $1.25 in Party A common stock.

Following receipt of Party A’s April 8, 2019 proposal, the Board scheduled a meeting to evaluate the proposal.

On April 16, 2019, the Board held a meeting, which included representatives of Stifel and K&L Gates LLP (“K&L”), counsel to Goldfield. The Board engaged in discussions of Party A’s proposal, including how the Company should respond. The Board also discussed the fact that the proposal was subject to diligence review and that Party A had not completed any diligence at the time of submitting its proposal. The Board determined to form a special committee (the “Special Committee”) comprised of five independent directors, Harvey C. Eads, Jr., Chairman of the Special Committee, Stephen L. Appel, David P. Bicks, John P. Fazzini and Danforth E. Leitner, for the purpose of facilitating day-to-day discussions, if any, regarding a potential transaction. The Board chose to appoint only independent directors to the Special Committee to avoid any appearance of a conflict of interest.

On April 17, 2019, Mr. Sottile and representatives of Stifel met with representatives of Party B.

On April 25, 2019, the Board held a meeting, which included representatives of Stifel and K&L. Stifel informed the Special Committee that Party B indicated in its April 17, 2019 meeting with Mr. Sottile and representatives of Stifel that it remained interested in the Company and provided preliminary valuation information to assist the Special Committee in their evaluation of Party A’s proposal. The Board determined that the offer undervalued the Company and Stifel subsequently communicated that feedback to Party A. The Board determined that the Special Committee should run a market check to consider strategic alternatives. Subsequently, the Special Committee held a meeting and instructed Stifel and K&L to prepare to run a market check.

On May 14, 2019, Party B verbally discussed on a call with Stifel an acquisition of all of the outstanding Shares of Goldfield at $3.75-$4.75 per Share.

On May 20, 2019, the Special Committee held a meeting, which included representatives of Stifel and K&L, to further discuss Stifel’s call with Party B and the timing and scope of the market check. The Special Committee determined that the verbally discussed range undervalued the Company and Stifel subsequently communicated that feedback to Party B.

On May 22, 2019, the Special Committee held a meeting to discuss the timing and scope of the market check and an updated proposal from Party A at $4.85 per share without specifying the mix between cash and stock. The Special Committee instructed Stifel and K&L to proceed with the market check.

On May 29, 2019, the Special Committee held a meeting, which included representatives of Stifel and K&L, during which the Special Committee reviewed and assessed Goldfield’s operations and financial performance as well as industry conditions. In order to assist the Special Committee’s assessment of Party A’s April 8, 2019 proposal (as updated) and Party B’s May 14, 2019 call, Stifel presented preliminary valuation information to the Special Committee. The Special Committee discussed that management was focused on significant potential opportunities with utility customers. The Special Committee instructed Stifel and K&L to delay the market check until the Company had clarity on the potential opportunities it was pursuing.

On June 5, 2019, Party A formally withdrew its proposal.

On September 12, 2019, the Special Committee held a meeting, which included representatives of K&L, to discuss Party B’s recent information request. The Special Committee instructed the Company to continue providing responses to Party B’s information requests.

On October 7, 2019, management and representatives of Stifel met with Party B in response to certain information requests.

On December 5, 2019, the Special Committee held a meeting, which included representatives of Stifel and K&L which included a presentation from Stifel on valuation considerations. Following discussion, the Special Committee instructed Stifel to begin the exploration of a potential sale transaction.

During the week of January 20, 2020, Stifel communicated with Party B relating to Party B’s continued interest in making a proposal to acquire the Company.

On January 27, 2020, the Special Committee held a meeting, which included representatives of Stifel and K&L, to discuss Stifel’s communications with Party B and the status of the preparations to run the market check. The Special Committee instructed Stifel to proceed with the market check by reaching out to sixteen (16) strategic buyers and nineteen (19) financial sponsors with significant experience in the infrastructure services industry to gauge their interest in acquiring the Company and if so at what price.

On February 12, 2020, Stifel began reaching out to potential buyers.

During the following weeks, Stifel facilitated execution of confidentiality agreements with, and distributed the confidential information memorandum (the “CIM”) to, thirteen (13) strategic buyers and fifteen (15) financial sponsors. All of the confidentiality agreements contained standstill provisions which terminated when the Company entered into the Merger Agreement.

On March 5, 2020, the Special Committee held a meeting to discuss the status of the market check and Stifel’s ongoing communications with Party B and their proposed plan for future communications with Party B.

Between March 7 and March 11, 2020, representatives of Stifel distributed a first-round process letter to twenty-five (25) potential counterparties, including First Reserve, requesting the submission of preliminary, non-binding indications of interest on March 24, 2020.

On March 18, 2020, the Special Committee decided to put the market check process on hold due to the COVID-19 pandemic and broader financial market dislocation.

Subsequently, between March 19 and March 23, 2020, Stifel held calls with potential counterparties notifying them of the Special Committee’s decision to put the process on hold.

On April 20, 2020, Party C, who was contacted as part of the market check process, submitted an unsolicited non-binding proposal for an acquisition of all of the outstanding Shares of Goldfield at $4.00-$4.75 per Share.

On April 22, 2020, the Special Committee held a telephonic meeting at which representatives of Stifel and K&L were present. The Special Committee determined that Party C’s offer undervalued the Company and Stifel subsequently communicated that feedback to Party C.

In Summer 2020, Stifel advised the Special Committee and the Company that Stifel and its affiliate Miller Buckfire & Co. were acting as restructuring advisor for a portfolio company of an affiliate of FR Utility.

On August 11, 2020, Party C submitted an unsolicited non-binding proposal for an acquisition of all of the outstanding Shares of Goldfield at $5.50 per Share and communicated it did not want to participate in a broad sale process.

On August 13, 2020, the Special Committee held a telephonic meeting at which representatives of Stifel and K&L were present. Stifel presented preliminary valuation information to the Special Committee to inform its analysis of Party C’s proposal. The Special Committee determined that the Company should relaunch the market check process to receive valuation feedback from other potential counterparties, and invite Party C to participate in the market check process.

On August 18, 2020, the Company relaunched the market check process and representatives of Stifel contacted counterparties that received the CIM during the March process and expressed interest in the Company. As part of the relaunch of the market check process, representatives of Stifel contacted twenty-three (23) counterparties, including twelve (12) strategic and eleven (11) financial sponsors, twenty (20) of which were contacted in the initial phase and three (3) of which were contacted in August when the market check process was relaunched. Twenty-two (22) counterparties received the financial update package and relaunch process letter requesting the submission of preliminary, non-binding indications of interest on September 2, 2020.

Between August 18 and September 2, 2020, representatives of Stifel held calls with seventeen (17) parties, including nine (9) strategic and eight (8) financial sponsors in advance of the indication deadline.

On August 19, 2020, Party C notified representatives of Stifel that they were declining to resubmit a proposal on September 2, 2020. Party C expressed that they were not interested in participating in a broader process as, in their view, it would not allow them to meet their internal objectives with respect to closing a transaction by the end of 2020.

On August 26, 2020, Goldfield announced the passing of Mr. Sottile.

On September 2, 2020, eight (8) counterparties, including four (4) strategic and four (4) financial sponsors, submitted preliminary non-binding indications of interest at prices per share of between $4.00 and $7.36. First

Reserve submitted an offer to acquire all of the equity of Goldfield at a total enterprise value of $174 million and a per share price of $5.75 or (or $6.43 per Share when excluding operating leases from net debt like items in the calculation).

On September 4, 2020, the Special Committee held a meeting, which included representatives of Stifel and K&L, to review the preliminary non-binding indications of interest received on September 2, 2020. Stifel reviewed and provided valuation considerations with respect to the non-binding indications of interest.

After the preliminary non-binding indications of interest were received, Party B was contacted and invited to participate in the process but declined to sign a nondisclosure agreement even though the standstill would expire upon the Company’s entry into a definitive agreement for the sale of the Company or participate in the process.

On September 18, 2020, Party H contacted the Board to indicate that it would be interested in acquiring the Company.

On September 25, 2020, the Special Committee held a meeting, which included representatives of Stifel and K&L, to discuss the status of the market check, Party H’s interest and next steps with Party B in light of its refusal to enter into a nondisclosure agreement.

Between September 28 and October 9, 2020, Goldfield held management presentations with the five (5) highest bidders, including First Reserve, Party D, Party E, Party F and Party G. Following management presentations, Goldfield provided access to a virtual data room for each bidder.

On October 9, 2020, representatives of Stifel distributed a check-in bid process letter to First Reserve, Party D, Party E, Party F and Party G requesting the submission of updated preliminary, non-binding indications of interest on October 28, 2020.

October 14, 2020, Party G, through their investment banking adviser, notified representatives of Stifel that they were not interested in acquiring the entire Company, only one of Goldfield’s subsidiaries, Southeast Power Corporation.

On October 20, 2020, Party D and Party F notified representatives of Stifel that they were withdrawing from the process and would not be submitting a refreshed IOI.

On October 21, 2020, Party H submitted a preliminary non-binding indication of interest at a price per share of $5.50 - $6.00 per share.

On October 23, 2020, Goldfield management, representatives of First Reserve, and representatives of Stifel held an in-person diligence session in Melbourne, FL to discuss First Reserve’s open commercial diligence requests.

On October 26, 2020, the Special Committee held a meeting, which included representatives of Stifel and K&L, to discuss Party H’s unsolicited indication of interest and Stifel’s communications with Party B. Stifel also provided the Special Committee with an overview of the potential buyers still engaged in the process and their status. The Special Committee instructed Stifel to provide all potential bidders an opportunity to continue to participate in the process.

On October 27, 2020, Party H notified representatives of Stifel that they were declining to raise their offer price after Stifel provided feedback from the Special Committee.

On October 28, 2020, First Reserve submitted a letter of intent with an offer of $7.00 per Share. Party E requested a one-day extension.

On October 29, 2020, Party E submitted a refreshed indication of interest with an offer of $6.08 per Share.

On October 30, 2020, the Special Committee held a Board meeting to review the proposals received and authorized representatives of Stifel to request best and final offers from First Reserve and Party E.

On November 2, 2020, via conference call, representatives of Stifel provided feedback to First Reserve and Party E on their respective proposals. Stifel communicated the Special Committee’s decision to request “best and final” offer prices by November 9, 2020. With First Reserve, representatives of Stifel communicated the expectation that all substantial commercial diligence would be facilitated by the Company and completed by First Reserve by that date.

On November 3, 2020, Party E notified representatives of Stifel that they were unable to move on price and would not be submitting an updated proposal on November 9, 2020.

On November 5, 2020, the Company held its third quarter earnings call.

On November 6, 2020, Goldfield management, representatives of First Reserve, and representatives of Stifel held a videoconference diligence session to discuss the remainder of First Reserve’s open commercial diligence questions.

On November 9, 2020, First Reserve submitted a final letter of intent which reaffirmed its offer price of $7.00 per Share.

On November 10, 2020, the Special Committee held a meeting to review the final terms of First Reserve’s LOI and authorized Goldfield to enter into the Exclusivity Agreement with First Reserve.

On November 11, 2020, Goldfield and First Reserve entered into the Exclusivity Agreement for a period of seven days, provided that if the parties continued to negotiate in good faith towards a transaction, the Exclusivity Period would be automatically extended for another seven days.

From November 16, 2020 until the execution and delivery of the Merger Agreement, Goldfield, its subsidiaries, First Reserve, and their respective legal counsel and other professional advisors, engaged in numerous due diligence meetings and information exchanges with respect to all customary areas of inquiry, and continued to negotiate the terms of the Merger Agreement and other documentation.

On November 22, 2020, the Board held a special meeting to consider the adoption and approval of the Merger Agreement and the transactions contemplated thereby, which was attended by representatives of Stifel and K&L Gates. The Board then invited a representative of K&L Gates to provide a presentation to the Board with respect to the Board’s fiduciary duties in the present matter. During and following such presentation, members of the Board and a representative from K&L Gates discussed the Board’s fiduciary duties in connection with the potential transaction with FR Utility. After a session of questions and answers, a representative of K&L Gates then presented the Board with a summary of the material terms and conditions of the Merger Agreement and the transactions contemplated thereby. During and following such presentation, members of the Board and a representative from K&L Gates discussed the terms and conditions of the Merger Agreement and the corresponding implications to Goldfield and its stockholders and the Board. Thereafter, the Board invited representatives of Stifel to present to the Board with respect to Stifel’s financial analysis of the transaction. Stifel discussed that they and their affiliate Miller Buckfire & Co. acted as restructuring advisor for a portfolio company of an affiliate of FR Utility. The Board confirmed that they were aware of this relationship based on prior disclosure, and after discussion, confirmed that they were comfortable proceeding. During and following such presentation, members of the Board and representatives from Stifel engaged in a lengthy discussion regarding Stifel’s financial analysis. Thereafter, the Board engaged in a discussion about its views regarding Goldfield’s standalone value and the risks of continuing as a standalone enterprise, including the risks described below in the section of this Schedule 14D-9 captioned “Reasons for the Board’s Recommendation”. A representative of Stifel subsequently rendered Stifel’s oral opinion to the Board, subsequently confirmed in writing, that as of that date and based upon and subject to the procedures followed, assumptions made, qualifications, and limitations on the review undertaken and other matters contained in such opinion, the Per Share Amount to be received by holders of Shares of Company Common Stock (other than

Parent, Acquisition Sub and their respective affiliates and other than any Dissenting Shares) in the Offer and the Merger pursuant to the Merger Agreement was fair to such holders of Shares, from a financial point of view. For more information about Stifel’s opinion, see the section of this Schedule 14D-9 captioned “Opinion of Goldfield’s Financial Advisor.” Stifel delivered its written opinion to such effect following the meeting of the Board and prior to the execution of the Merger Agreement. A representative of K&L Gates next presented proposed resolutions that were previously circulated to the Board and, upon a motion duly made and seconded, among other things, the Board unanimously (1) determined and declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Goldfield and Goldfield’s stockholders, (2) approved the Merger Agreement and the execution, delivery and performance by Goldfield of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (3) determined to recommend that the stockholders of Goldfield accept the Offer and tender their Shares to Acquisition Sub pursuant to the Offer, and (4) agreed and authorized that the Merger be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the Offer Acceptance Time.

On November 23, 2020, following the Board’s approval of the Merger Agreement and transactions contemplated thereby, Goldfield, FR Utility, and the other parties thereto executed and delivered the Merger Agreement and the relevant signatories executed and delivered the Support Agreement.

Thereafter on November 24, 2020, Goldfield and FR Utility issued a joint press release announcing the execution and delivery of the Merger Agreement.

Reasons for the Board’s Recommendation.

In evaluating the Merger Agreement and the transactions contemplated by the Merger Agreement, the Board consulted with Goldfield’s management team, outside legal counsel, and financial advisors. The Board has unanimously approved the Merger Agreement and determined that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interest of Goldfield and its stockholders. In unanimously recommending that stockholders accept the Offer and tender their Shares pursuant to the Offer, the Board considered numerous factors. In making its determination, the Board focused on a number of reasons, including the following potential advantages and disadvantages; however, these reasons are not ranked and should not be quantitatively weighted;

•	The Offer Price

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Substantial Premium. The Offer Price of $7.00 per Share represented a 64% premium to the closing trading price of the Shares on November 23, 2020, a 57% premium to the 30-day volume-weighted average price of $4.46 prior to November 23, 2020, and a 58% premium to the average closing trading price of the Shares over the 3-month trading period prior to November 23, 2020.

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Immediate Liquidity. The fact that the Offer Price will be paid in cash would provide certain, immediate value and liquidity to Goldfield’s stockholders and will not expose them to any future risks related to the business or the financial markets generally.

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Best Value Reasonably Attainable. The Board believes that the Offer Price is more favorable to Goldfield’s stockholders than the potential value of remaining an independent public company, especially when viewed against the risks and uncertainties associated with Goldfield’s standalone strategy and the potential impact of such risks and uncertainties on the trading price of the Shares due, in part, to continuing financial market dislocation due to COVID-19 including governmental and private responses to the pandemic; the Board believes that the Offer Price was the highest that was reasonably attainable following the culmination of discussions and negotiations with FR Utility and that the Offer Price is higher than, and the transaction can be completed with greater certainty and speed than would have been achievable from other potential acquirors.

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Goldfield’s Operating and Financial Condition; Prospects of Goldfield. The Board considered the current and historical financial condition, results of operations, business, and competitive position of Goldfield, as well as Goldfield’s financial prospects and risks if Goldfield were to remain an independent company and the potential impact of those factors on the trading price of the Shares.

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Challenges in a Highly Competitive Environment. The Board considered a number of business challenges that Goldfield was facing and assessed Goldfield’s ability to successfully implement its operating plans, including the cost, risk and time associated with organic regional and service line expansions, particularly in the context of the continued uncertainty about the impact of COVID-19 and the U.S. and global economy more generally.

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Strategic Alternatives. The Board considered (i) possible alternatives to the Offer and the Merger, including the possibility of continuing to operate Goldfield as an independent company or pursuing alternative transactions, and the desirability and risks of those alternatives, (ii) potential benefits to the Goldfield stockholders of these alternatives and the timing and likelihood of such alternatives, and (iii) the Board’s assessment that none of the alternatives was reasonably likely to present superior opportunities for Goldfield to create greater value for the Goldfield stockholders, taking into account business, competitive, financial, industry, legal, market and regulatory risks.

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Sales Process. The Board considered the fact that it, through its financial advisor, actively sought proposals from numerous third parties that were logical buyers, including strategic and financial sponsors: (i) representatives of Goldfield’s financial advisor communicated with sixteen (16) strategic buyers and nineteen (19) financial sponsors with significant experience in the infrastructure services industry, (ii) Goldfield’s financial advisor facilitated providing diligence materials to and soliciting preliminary indications of interest from thirty-five (35) parties and (iii) that when parties were asked for refreshed bids, the five remaining bidders either removed themselves from the process or did not provide a bid higher than $7.00.

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Sufficiency of Funds. The Board considered the representation of FR Utility and Acquisition Sub that they would have, as of the expiration of the Offer, sufficient cash resources to (i) pay the aggregate Offer Price for all Shares validly tendered and not withdrawn pursuant to the Offer, (ii) pay the aggregate Merger Consideration, and (iii) satisfy all of FR Utility’s, Acquisition Sub’s, or the Surviving Corporation’s obligations arising under or in connection with the Merger Agreement and to pay related fees and expenses required to be paid by FR Utility and or Acquisition Sub pursuant to the terms of the Merger Agreement or the performance by FR Utility or Acquisition Sub of their respective obligations under the Merger Agreement.

•	Terms of the Transaction Documents. The terms of the Merger Agreement, including:

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Ability to Respond to Unsolicited Competing Acquisition Proposals. The Merger Agreement permits the Board to, directly or indirectly through Goldfield’s representatives, participate, engage in or facilitate negotiations or discussions with, or furnish any non-public information to, or afford access to the business, properties, assets, books, records or other non-public information, or the personnel of Goldfield to any third party that has made a bona fide, unsolicited and written acquisition proposal that was not solicited in breach of certain provisions of the Merger Agreement if the Board determines in good faith, after consultation with Goldfield’s independent financial advisors and outside legal counsel, that such acquisition proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement) and that the failure to take any such action would be inconsistent with the Goldfield Board’s fiduciary duties under applicable law.

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Ability to Terminate the Merger Agreement to Accept Superior Offers with a Breakup Fee. Goldfield may terminate the Merger Agreement to enter into an Alternative Acquisition Agreement (as defined in the Merger Agreement) with respect to a Superior Proposal, if (i) substantially concurrent with such termination, Goldfield enters into an Alternative Acquisition Agreement providing for a Superior Proposal, (ii) Goldfield complies with certain notice obligations under the Merger Agreement, (iii) prior to or concurrent with such termination, Goldfield pays to FR Utility a termination fee of $5,654,000, and (iv) that the failure to take any such action would be inconsistent with the Goldfield Board’s fiduciary duties under applicable law.

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No Financing Condition. The fact that FR Utility’s and Acquisition Sub’s obligations under the Merger Agreement are not subject to any conditions regarding their ability to obtain financing, that Acquisition Sub obtained (i) a debt financing commitment from Citizens Bank, N.A. and Sumitomo Mitsui Banking Corporation, to provide funding for the Offer and the Merger and (ii) an equity financing commitment from First Reserve to provide funding for the Offer and the Merger, and that FR Utility and Acquisition Sub have made representations that they will have sufficient cash resources to pay fully the amounts required to be paid under the Merger Agreement.

•

Timing of Completion. The anticipated short timeframe between the signing of the Merger Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, which would allow Goldfield’s stockholders to receive the Offer Price in a relatively short timeframe and also reduce the amount of time in which Goldfield’s business would be subject to the potential uncertainty of closing and related disruption.

•

Specific Performance. The fact that the Merger Agreement enables Goldfield to specifically enforce FR Utility’s obligations under the Merger Agreement and First Reserve’s obligations under the Equity Commitment Letter.

•

Certain Management Projections. The Board considered certain financial projections for Goldfield prepared by Goldfield’s management team, which reflected certain assumptions of Goldfield’s senior management. For further discussion, see the section of this Schedule 14D-9 captioned “Projected Financial Information.”

•

Opinion of Goldfield’s Financial Advisor. The Board received the oral opinion of Stifel, subsequently confirmed in writing, that as of November 22, 2020 and based upon and subject to the procedures followed, assumptions made, qualifications, and limitations on the review undertaken and other matters contained in such opinion, the Per Share Amount to be received by holders of Shares of Company Common Stock (other than Parent, Acquisition Sub and their respective affiliates and other than any Dissenting Shares) in the Offer and the Merger pursuant to the Merger Agreement was fair to such holders of Shares, from a financial point of view. For more information about Stifel’s opinion, see the section of this Schedule 14D-9 titled “Item 4. The Solicitation or Recommendation—Opinion of Goldfield’s Financial Advisor.”

•

Appraisal Rights. The Board recognized that statutory appraisal rights would be available to holders of Shares who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

In the course of its deliberations, the Board also considered a variety of uncertainties, risks and other countervailing factors related to entering into the Merger Agreement that had previously been identified and discussed by the Board, which included:

•

the fact that stockholders will not participate in any future earnings, growth or other successes of Goldfield and will not benefit from any appreciation in value of Goldfield, including any appreciation in value that could be realized as a result of improvements to Goldfield’s operations;

•

the potential limitations on Goldfield’s pursuit of business opportunities due to pre-closing covenants in the Merger Agreement pursuant to which Goldfield agreed that it will carry on its business and operations in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to certain assets or the conduct of its business without the prior written consent of FR Utility;

•

the fact that the Merger Agreement contains covenants precluding Goldfield from actively soliciting alternative transaction proposals and the fact that FR Utility is entitled to a “match right” with respect to alternative transaction proposals;

•

the possibility that the pending transactions contemplated by the Merger Agreement would require the directors, executive management and other employees of Goldfield to expend extensive time and resources and could cause significant distraction from their work during the pendency of the transactions contemplated by the Merger Agreement;

•

the possibility that the pending transactions contemplated by the Merger Agreement, any failure to consummate the transactions contemplated by the Merger Agreement, or any delay or uncertainty regarding the transactions contemplated by the Merger Agreement, would cause significant disruption to Goldfield’s business and concern amongst Goldfield’s customers, partners, suppliers, employees, investors, analysts and other third parties regarding Goldfield’s long-term business and financial prospects and ability to operate effectively as an independent company;

•	the fact that upon termination of the Merger Agreement under specified circumstances, Goldfield may be required to pay FR Utility a $5,654,000 termination fee;

•

the effect of the public announcement of the Merger Agreement, including effects on Goldfield’s operating results and Share price (including potential short-term volatility) and Goldfield’s ability to attract and retain key management and personnel;

•	the timing for completing the transactions contemplated by the Merger Agreement;

•	the likelihood of litigation relating to the Merger Agreement and the transactions contemplated by the Merger Agreement;

•

the fact that the executive officers of Goldfield and the members of the Board may have interests in the Offer, the Merger and the other transactions contemplated by the Merger Agreement that are different from, or in addition to, the interests of Goldfield’s stockholders, generally, including (i) accelerated vesting and cash out of RSUs and retention bonuses and (ii) indemnification rights and benefits in their capacities as directors and officers of Goldfield, and that these different or additional interests may create conflicts of interest;

•

the treatment of the consideration to be received by the holders of Shares in the transactions contemplated by the Merger Agreement as taxable to the holders of Shares for federal income tax purposes; and

•

the risks described under the section entitled “Risk Factors” in Goldfield’s most recent filings on Forms 10-Q and 10-K, as amended, and the matters described under the section titled “Item 8. Additional Information—Cautionary Statement Regarding Forward-Looking Statements” below.

Intent to Tender.

To the knowledge of Goldfield, each executive officer and director of Goldfield currently intends to tender all of their Shares into the Offer.

Projected Financial Information.

Goldfield does not, as a matter of course, make public projections regarding future performance and generally does not make public projections for extended periods due to, among other reasons, the difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. In connection with its ongoing evaluation of its business, and independent of receiving expressions of interest from FR Utility in 2020, Goldfield’s management prepared financial projections for a period of several years including and following 2020, which projections were, in connection with and in consideration of the transactions contemplated by the Merger Agreement, and in an effort to be consistent with the practice of similarly situated companies to capture the full projected value of the Goldfield’s business, refined and expanded to extend through the dates indicated below (such financial projections, the “Financial Projections”). The Financial Projections were prepared containing adjustments and assumptions about the relative commercial and development success probability of the Company’s services. Goldfield’s management provided the Financial Projections to the Board and Stifel during the evaluation of the transactions contemplated by the Merger Agreement. In addition, the Financial Projections were presented to FR Utility.

To give Goldfield stockholders access to certain nonpublic information that was available to the Board and FR Utility at the time of the Board’s evaluation of the transactions contemplated by the Merger Agreement, we have included the Financial Projections below. The Financial Projections were developed by Goldfield management assuming continued standalone operation and did not give effect to any changes or expenses as a result of the transactions contemplated by the Merger Agreement. The Financial Projections were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the guidelines established by American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or U.S. generally accepted accounting principles. Goldfield’s independent registered public accounting firm has not compiled, examined, audited or performed any procedures with respect to the Financial Projections, and has not expressed any opinion or any other form of assurance on this information or its achievability.

The inclusion of the Financial Projections in this Schedule 14D-9 should not be regarded as an indication that the Board, Goldfield, Stifel, any of their affiliates or any director, officer, or employee of the foregoing, or any other recipient of this information considered, or now considers, the Financial Projections to be a reliable prediction of future results or any actual future events. None of Goldfield, Stifel, FR Utility, any of their respective affiliates, or any director, officer, or employee of the foregoing intends to, and each of them disclaims any obligations to, update, revise or correct the Financial Projections if they are or become inaccurate (in the long term or the short term), except as may be required by applicable laws.

Goldfield’s actual future financial results may differ materially from those expressed or implied in the Financial Projections due to numerous factors, including many that are beyond our ability to control or predict. We cannot assure you that any of the Financial Projections will be realized or that Goldfield’s future financial results will not materially vary from the Financial Projections. Furthermore, while presented with numerical specificity, the Financial Projections necessarily are based on numerous assumptions, many of which are beyond our control and are difficult to predict, including general business, economic, regulatory, market and financial conditions, as well as matters specific to our business, such as future business initiatives and changes to our business model for which we have no historical financial data, which assumptions may not prove to have been, or may no longer be, accurate. The Financial Projections do not take into account any circumstances or events occurring after the date they were prepared, including the November 24, 2020 announcement of the transactions contemplated by the Merger Agreement or subsequent integration planning activities, and have not been updated since their respective dates of preparation. In addition, the Financial Projections do not take into account any adverse effects that may arise out of the termination of the transactions contemplated by the Merger Agreement, and should not be viewed as accurate or continuing in that context.

The Financial Projections were prepared in the context of the business, economic, regulatory, market and financial conditions that existed at that time, and the Financial Projections have not been updated to reflect revised prospects for our business, changes in general business, economic, regulatory, market and financial conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the Financial Projections were prepared. The Financial Projections cover many years, and such information by its nature becomes less reliable with each successive year. The Financial Projections should not be utilized as public guidance and will not be provided in the ordinary course of our business in the future.

The inclusion of the Financial Projections below should not be deemed an admission or representation by Goldfield, Stifel, FR Utility or any of their respective affiliates with respect to such Financial Projections or that the Financial Projections included are viewed by Goldfield, Stifel, FR Utility or any of their respective affiliates as material information regarding Goldfield. Goldfield views any utility of the Financial Projections as limited by the inherent risks and uncertainties associated with such Financial Projections. The Financial Projections are being included in this Schedule 14D-9 because such Financial Projections were provided to the Board, Stifel and, in preliminary form, FR Utility.

The information from the Financial Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Goldfield contained in our public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Financial Projections, stockholders are cautioned not to place undue, if any, reliance on the Financial Projections included in this Schedule 14D-9, including in making a decision as to whether to tender their Shares in the Offer.

Goldfield is a holding company comprised of two operating divisions: Power Corporation of America (“PCA”), which specializes in electrical infrastructure services for utility and industrial customers, and Bayswater Development Corporation (“Bayswater”), which is a residential real estate development company in Florida. 2020E revenue from PCA is expected to total $183.9 million (98.1% of Goldfield’s 2020E revenue), and 2020E revenue from Bayswater is expected to total $3.5 million (1.9% of Goldfield’s 2020E revenue).

The Financial Projections included in this Schedule 14D-9 have been prepared by, as part of the responsibilities of, Goldfield’s management.

The following tables present the Financial Projections (which are unaudited).

PCA Financial Projections

(Fiscal Year Ended December 31) ($ in millions)	2020E	2021E	2022E	2023E	2024E
PCA Revenue	$183.9	$198.1	$216.9	$235.3	$252.1
PCA EBITDA(1)	$22.7	$26.8	$32.9	$38.0	$42.7
PCA Capital Expenditures	$16.1	$11.1	$12.1	$13.2	$14.1
PCA FCF(2)	$6.6	$15.7	$20.8	$24.8	$28.5

(1)	Includes an adjustment for $1.4 million of one-time compensation costs related to Mr. Sottile’s passing in 2020E period.
(2)	Free Cash Flow defined as EBITDA less capital expenditures.

Bayswater Financial Projections

(Fiscal Year Ended December 31) ($ in millions)	2020E	2021E	2022E
Cash Inflows (Home Sales & Deposits)	$1.2	$7.2	$26.1

Adj. Cash Earnings Before Tax	(0.8)	(7.8)	21.6

As noted above, the Financial Projections reflect numerous estimates and assumptions regarding general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to our business, all of which are difficult to predict and many of which are beyond our control.

The Financial Projections are forward-looking statements. For information on factors that may cause Goldfield’s future results to materially vary, see “Item 8. Additional Information—Cautionary Statement Regarding Forward-Looking Statements”.

Opinion of the Company’s Financial Advisor (See pages 25-33 and Annex A)

On November 22, 2020, Stifel, Goldfield’s financial advisor, rendered an opinion to the Board, and subsequently confirmed by delivery of a written opinion dated as of November 22, 2020 to the effect that, based upon and subject to the procedures followed, assumptions made, qualifications, and limitations on the review undertaken and other matters contained in such opinion, the Per Share Amount to be received by holders of Shares (other than FR Utility, Acquisition Sub and their respective affiliates and other than any Dissenting Shares) in the Offer and the Merger pursuant to the Merger Agreement was fair to such holders of Shares, from a financial point of view. The full text of Stifel’s written opinion is attached as Annex A to this Schedule 14D-9. You should read the entire opinion for a discussion of, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Stifel in rendering its opinion. The opinion was for the information of, and was directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Offer and the Merger. The opinion did not address the underlying business decision of Goldfield to engage in the Offer and the Merger or enter into the Merger Agreement, nor does it constitute a recommendation to the Board in connection with the Offer and the Merger, and it does not constitute a recommendation to any holder of Shares or any stockholder of any other entity as to whether or not to tender Shares pursuant to the Offer.

Opinion of the Company’s Financial Advisor

The Board requested Stifel’s opinion, as investment bankers, as to the fairness, from a financial point of view and as of the date of such opinion, to the holders of Shares of the Per Share Amount to be received by such holders of Shares (other than FR Utility, Acquisition Sub and their respective affiliates and other than any Dissenting Shares) in the Offer and the Merger pursuant to the Merger Agreement (the “Opinion”). On November 22, 2020, Stifel delivered to the Board its oral Opinion, and subsequently confirmed in writing by delivery of a written opinion dated as of November 22, 2020, that, as of the date of the Opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such Opinion, the Per Share Amount to be received by holders of Shares (other than FR Utility, Acquisition Sub and their respective affiliates and other than any Dissenting Shares) in the Offer and the Merger pursuant to the Merger Agreement was fair to such holders of Shares, from a financial point of view.

The Board did not impose any limitations on Stifel with respect to the investigations made or procedures followed in rendering the Opinion. In selecting Stifel, the Board considered, among other things, the fact that Stifel is a nationally recognized investment banking firm with substantial experience in transactions similar to the Offer and the Merger and in providing strategic advisory services in general, and Stifel’s familiarity with Goldfield and its business. As part of its investment banking business, Stifel is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions.

The full text of the Opinion is attached to this Schedule 14D-9 as Annex A and is incorporated herein by reference. The summary of the Opinion contained in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the Opinion. Goldfield’s stockholders are encouraged to read the Opinion carefully and in its entirety for a discussion of the procedures followed, assumptions made, other matters considered and limits of the review undertaken by Stifel in connection with the Opinion.

Stifel’s Opinion was reviewed and approved by Stifel’s Fairness Opinion Committee. In rendering its Opinion, Stifel, among other things:

(i)	discussed the Offer and the Merger and related matters with the Company’s counsel and reviewed a draft copy of the Merger Agreement dated November 21, 2020;

(ii)

reviewed the audited consolidated financial statements of the Company contained in its Annual Reports on Form 10-K for the three years ended December 31, 2019 and unaudited consolidated financial statements of the Company contained in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020;

(iii)	reviewed and discussed with the Company’s management certain other publicly available information concerning the Company and FR Utility;

(iv)	reviewed certain non-publicly available information concerning the Company, including the Financial Projections and held discussion with the Company’s senior management regarding recent developments;

(v)	reviewed and analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that it considered relevant to its analysis;

(vi)	reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that it deemed relevant to its analysis;

(vii)	participated in certain discussions and negotiations between representatives of the Company and the FR Utility;

(viii)	reviewed the reported prices and trading activity of the equity securities of the Company;

(ix)	considered the results of its efforts, at the direction of the Company, to solicit indications of interest from selected third parties with respect to a merger or other transaction with the Company;

(x)	conducted such other financial studies, analyses and investigations and considered such other information as it deemed necessary or appropriate for purposes of its opinion; and

(xi)

took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuations and its knowledge of the Company’s industry generally.

In rendering its Opinion, Stifel relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel by or on behalf of the Company, or that was otherwise reviewed by Stifel, and did not assumed any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to Stifel by the Company (including, without limitation, potential cost savings and operating synergies realized by a potential acquirer), Stifel assumed, at the direction of the Company, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company and that they provided a reasonable basis upon which Stifel could form its opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information was based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and, in particular, assumptions regarding the widespread disruption, extraordinary uncertainty and unusual volatility arising from the effects of the COVID-19 pandemic, including the effect of evolving governmental interventions and non-interventions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. Among other things, such projected financial information assumed that the ongoing COVID-19 pandemic will have a limited adverse impact on the Company. Stifel relied on this projected information without independent verification or analyses and did not in any respect assume any responsibility for the accuracy or completeness thereof.

Stifel also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements made available to Stifel. Stifel did not make or obtain any independent evaluation, appraisal or physical inspection of the Company’s assets or liabilities, the collateral securing any of such assets or liabilities, or the collectability of any such assets nor did Stifel review loan or credit files of the Company, nor was Stifel furnished with any such evaluation or appraisal. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel has assumed no responsibility for their accuracy.

Stifel assumed, with the consent of the Board, that there were no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Offer and the Merger will be satisfied and not waived. In addition, Stifel assumed that the definitive Merger Agreement did not differ materially from the draft Stifel reviewed. Stifel also assumed that the Offer and the Merger will be consummated substantially on the terms and conditions described in the Merger Agreement, without any waiver of material terms or conditions by the Company or any other party and without any anti-dilution or other adjustment to the Per Share Amount, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Offer and the Merger will not have an adverse effect on the Company, the Offer or the Merger. Stifel assumed that the Offer and the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. Stifel further assumed that the Company relied upon the advice of its counsel, independent accountants and other advisors (other than Stifel) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to the Company, the Offer, the Merger and the Merger Agreement.

Stifel’s Opinion was limited to whether the Per Share Amount is fair to the holders of Shares (other than FR Utility, Acquisition Sub and their respective affiliates and other than any Dissenting Shares), from a financial point of view, and did not address any other terms, aspects or implications of the Offer or the Merger including, without limitation, the form or structure of the Offer and the Merger, any consequences of the Offer and the Merger on the Company, its stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Offer and the Merger or otherwise. Stifel’s Opinion also did not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Board or the Company; (ii) the legal, tax or accounting consequences of the Offer and the Merger on the Company or the holders of Shares; (iii) the fairness of the amount or nature of any compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the holders of the Company’s securities; (iv) the effect of the Offer and the Merger on, or the fairness of the consideration to be received by, holders of any class of securities of the Company other than the Shares, or any class of securities of any other party to any transaction contemplated by the Merger Agreement; (v) whether the Parent has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Per Share Amount to the holders of Shares at the closing of the Offer and the Merger; or (vi) the treatment of, or effect of the Offer and the Merger on, RSUs. Furthermore, Stifel did not express any opinion as to the prices, trading range or volume at which the Company’s securities will trade following public announcement of the Offer and the Merger or the consummation of the Offer.

Stifel’s Opinion was necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to Stifel by or on behalf of the Company or its advisors, or information otherwise reviewed by Stifel, as of the date of its Opinion. It is understood that subsequent developments may affect the conclusion reached in its Opinion and that Stifel does not have any obligation to update, revise or reaffirm its Opinion. Stifel’s Opinion was solely for the information of, and directed to, the Board for its information and assistance in connection with its consideration of the financial terms of the Offer and the Merger and is not to be relied upon by any stockholder of the Company or any other person or entity. Stifel’s Opinion does not constitute a recommendation to the Board as to how the Board should vote on the Offer and the Merger or to any stockholder of the Company as to whether to tender into or to accept the Offer, or whether or not any stockholder of the Company should enter into a voting, stockholders’, or affiliates’ agreement with respect to the Offer or the Merger, or exercise any dissenters’ or appraisal rights that may be available to such stockholder. In addition, the Opinion did not compare the relative merits of the Offer and the Merger with any other alternative transactions or business strategies which may have been available to the Company and did not address the underlying business decision of the Board or the Company to proceed with or effect the Offer and the Merger.

The following represents a summary of the material financial analyses performed by Stifel in connection with the Opinion. Some of the summaries of financial analyses performed by Stifel include information presented in tabular format. In order to fully understand the financial analyses performed by Stifel, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the information set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Stifel.

Except as otherwise noted, the information utilized by Stifel in its analyses, to the extent that it was based on market data, is based on market data as it existed on or before November 20, 2020 and is not necessarily indicative of current market conditions. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which any securities may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

Goldfield Financial Analysis

Basis of Analysis

Goldfield is a holding company comprised of two operating divisions: PCA, which specializes in electrical infrastructure services for utility and industrial customers, and Bayswater, which is a residential real estate development company in Florida. 2020E revenue from PCA is expected to total $183.9 million (98.1% of Goldfield’s 2020E revenue), and 2020E revenue from Bayswater is expected to total $3.5 million (1.9% of Goldfield’s 2020E revenue). Stifel conducted its valuation of Goldfield by aggregating the valuation of PCA, which was based on selected comparable public companies analysis, selected precedent transactions analysis and discounted cash flow analysis derived from the Financial Projections prepared by Goldfield management, with the valuation of Bayswater, which was based on a net present value analysis of Bayswater derived from the Financial Projections prepared by Goldfield management (see page 24). As almost all of Goldfield’s revenue comes from PCA, and the business of Bayswater is unrelated to the business of PCA, the valuation of PCA excludes that of Bayswater and includes Goldfield corporate costs.

Valuation of PCA

Selected Comparable Public Company Analysis

Stifel compared PCA, from a financial point of view, to five selected publicly traded companies in the specialty contracting services sector, which Stifel deemed to be relevant based on end market, service offering and operating characteristics comparable to those of the Company. Stifel compared PCA’s last twelve months (“LTM”), estimated fiscal year 2020 and estimated fiscal year 2021 financial metrics, as prepared by Goldfield management and provided to Stifel by Goldfield management, to the LTM, estimated fiscal year 2020 and estimated fiscal year 2021 financial metrics, obtained from available public sources, of the five companies. Stifel believed that the companies listed below have business models similar to those of PCA, but noted that none of these companies have the same management, composition, size, operations or financial profile as PCA. The group of selected publicly-traded companies reviewed were as follows:

Company Name:

•	EMCOR Group, Inc.

•	MasTec, Inc.

•	MYR Group Inc.

•	Primoris Services Corporation

•	Quanta Services, Inc.

Based on this information, Stifel calculated and compared multiples for PCA and for the selected public companies of enterprise value (“EV”), which Stifel defined as fully-diluted equity value using the treasury stock method, plus debt, preferred stock and minority interests, less cash and cash equivalents, to LTM, estimated fiscal year 2020 and 2021: (i) earnings before interest, taxes, depreciation and amortization (“EBITDA”) and (ii) EBITDA less net capital expenditures (“free cash flow” or “FCF”). The following table sets forth the multiples indicated by this analysis, including the range of selected multiples relative to the selected companies, which reflects the first quartile and third quartile metrics of such companies, and the multiples implied by the Offer and the Merger:

Multiple:	1st Quartile	3rd Quartile	Proposed Transaction(1)
LTM EV/EBITDA	5.6x	8.9x	7.4x
FY 2020E EV/EBITDA	6.0x	9.2x	8.2x
FY 2021E EV/EBITDA	6.0x	8.7x	7.0x
LTM EV/FCF	7.2x	11.3x	24.6x
FY 2020E EV/FCF	7.9x	12.3x	28.2x
FY 2021E EV/FCF	7.9x	11.6x	11.9x

(1)	EV is adjusted to exclude Bayswater NPV, see page 31, to reflect the transaction multiples applied to the PCA financial statistics

This analysis resulted in the following ranges of implied equity value per Share assuming that there were 24,852,534 Shares outstanding, including 330,000 Shares issuable upon the settlement of outstanding RSUs:

Benchmark	Range of Implied Equity Values per Share(2)
LTM EV/EBITDA	$5.15-8.49
FY 2020E EV/EBITDA	$4.97-7.89
FY 2021E EV/EBITDA	$5.94-8.85
LTM EV/FCF	$1.68-2.94
FY 2020E EV/FCF	$1.59-2.76
FY 2021E EV/FCF	$4.46-6.79

(2)	Includes $0.27 equity value per share based on Bayswater NPV analysis see page 31

No company utilized in the selected company analysis is identical to PCA. In evaluating the selected companies, Stifel made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions, and other matters, many of which are beyond Goldfield’s control, such as the impact of competition on its business and the industry generally, industry growth and the absence of any adverse material change in Goldfield’s financial condition and prospects or the industry or in the financial markets in general. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using peer group data.

Selected Precedent Transactions Analysis

Based on public information available to Stifel, Stifel calculated and compared the multiples of EV to LTM EBITDA numbers implied in the Offer and the Merger for Goldfield to the corresponding multiples implied in the following seven precedent transactions involving North American specialty contracting and/or industrial services target companies that Stifel deemed to have certain characteristics similar to those of PCA, although Stifel noted that none of the selected transactions or the companies that participated in the selected transactions were directly comparable to the Offer and the Merger or to PCA, respectively:

Effective Date	Acquirer	Target
4/9/20	PowerTeam Services, LLC	Miller Pipeline and Minnesota Limited
11/30/18	DBM Global Inc.	GrayWolf Industrial
11/26/18	Centuri Construction Group	Linetec Services
6/1/18	Primoris Services Corporation	Willbros Group
2/14/18	Oaktree Capital Management, L.P.	NAPEC Inc.
4/15/16	EMCOR Group Inc.	Ardent Services, L.L.C.
12/22/14	Court Square Capital Partners	Pike Corporation

The following table sets forth the multiples indicated by this analysis and the multiples implied by the Offer and the Merger. The range of multiples reflects the first quartile and third quartile metrics of the precedent transactions:

Multiple:	1st Quartile	3rd Quartile	Proposed Transaction(1)
LTM EV/EBITDA	7.0x	8.5x	7.4x

(1)	EV is adjusted to exclude Bayswater NPV, see page 31, to reflect the transaction multiples applied to the PCA financial statistics

This analysis resulted in the following range of implied equity value per Share assuming that there were 24,852,534 Shares outstanding, including 330,000 Shares issuable upon the settlement of outstanding RSUs:

Benchmark	Range of Implied Equity Values per Share(2)
LTM EV/EBITDA	$6.57-8.08

(2)	Includes $0.27 equity value per share based on Bayswater NPV analysis see page 31

No transaction used in the precedent transactions analyses is identical to the Offer and the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies involved in the precedent transactions which in turn, affect the enterprise value and equity value of the companies involved in the transactions to which the Offer and the Merger are being compared. In evaluating the precedent transactions, Stifel made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions, and other matters, such as the impact of competition, industry growth, and the absence of any adverse material change in the financial condition of Goldfield or the companies involved in the precedent transactions or the industry or in the financial markets in general, which could affect the public trading value of the companies involved in the selected transactions which in turn, affect the enterprise value and equity value of the companies involved in the transactions to which the Offer and Merger are being compared.

Discounted Cash Flow Analysis

Stifel used financial forecasts of PCA for October 2020 through fiscal year 2024, as prepared and provided by Goldfield management, to perform a discounted cash flow analysis, which is designed to provide insight into a company’s future cash flow projections by discounting them to arrive at the net present value of these cash flows. In conducting this analysis, Stifel assumed that PCA would perform in accordance with these forecasts. The forecasts and estimates supplied to and utilized by Stifel are set forth below in the section entitled “Projected Financial Information.” Stifel first estimated the terminal value of the projected cash flows using the following assumptions:

•	Applying a range of exit multiples Stifel deemed relevant to PCA’s estimated 2024 EBITDA, which multiples ranged from 5.9x to 6.9x; and

•	Applying a range of perpetuity growth percentages Stifel deemed relevant to PCA’s estimated 2024 unlevered cash flow, which percentages ranged from 2.5% to 3.5%.

Stifel calculated projected unlevered free cash flow for October 2020 through fiscal year 2024 as derived by Stifel by applying assumptions that Stifel believed reasonable based on its knowledge of PCA to the projected financial information prepared and provided by Goldfield management and discounted these cash flows and the terminal value to present values using a discount rate of 14.5%, based on PCA’s Weighted Average Cost of Capital (WACC) using the Capital Asset Pricing Model.

In performing a discounted cash flow analysis of PCA, present values of the unlevered cash flows and terminal values were calculated using a selected discount rate range of 12.5% to 14.5%. The discount rates represent a range around Goldfield’s weighted average cost of capital of 14.5%, derived by application of the Capital Asset Pricing Model, which takes into account certain company-specific metrics, including the Company’s target capital structure, cost of long-term debt, future applicable marginal cash tax rate and historical beta, as well as certain financial metrics for the selected companies and the United States financial markets generally. This analysis resulted in the following ranges of implied equity value per Share assuming that there were 24,852,534 Shares outstanding, including 330,000 Shares issuable upon the settlement of outstanding RSUs:

Methodology:	Range	Range of Implied Equity Values per Share(1)
EV/EBITDA Multiple	5.9x – 6.9x	$6.82 – $8.38
Perpetuity Growth %	2.5% – 3.5%	$4.31 – $5.86

(1)	Includes $0.27 equity value per share based on Bayswater NPV analysis see page 31

Valuation of Bayswater

Bayswater NPV Analysis

Stifel used cash flow projections for October 2020 through fiscal year 2022, as prepared and provided by Goldfield management, to perform a net present value analysis of Bayswater. In conducting this analysis, Stifel assumed that Bayswater would perform in accordance with these projections. The projections and estimates supplied to and utilized by Stifel are set forth above in the section entitled “Projected Financial Information.” Stifel calculated projected unlevered free cash flow for October 2020 through fiscal year 2022 as derived by Stifel by applying assumptions that Stifel believed reasonable based on its knowledge of Bayswater to the cash flow projections for Bayswater in the Financial Projections and provided by Goldfield management and discounted these cash flows to present values using a discount rate of 14.5%, based on Goldfield’s Weighted Average Cost of Capital using the Capital Asset Pricing Model. Stifel performed the Bayswater NPV analysis using the following assumptions:

•	The completion of the eight Bayswater projects that are at various stages of development; and

•	All of these projects are scheduled to be completed and fully liquidated by the end of 2022, with Bayswater having no residual value.

This analysis resulted in an equity value per Share for Bayswater of $0.27.

Stifel conducted the valuation of Bayswater separately due to it being a residential real estate development company and as such, containing a fundamentally different business model compared to the rest of the Company. In the Financial Projections, management projected Bayswater to generate cash flows from sales and deposits for each of its eight projects at various stages of development from October 2020 to FY 2022, with all of these projects scheduled to be completed and fully liquidated by the end of 2022, with Bayswater having no residual value. As such, Stifel used a net present value analysis for the valuation of Bayswater.

Miscellaneous

The foregoing description is a summary of the material financial analyses performed by Stifel in arriving at its Opinion. The summary alone does not constitute a complete description of the financial analyses Stifel employed in reaching its conclusions. None of the analyses performed by Stifel were assigned a greater significance by Stifel than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Stifel. No methodology employed by Stifel can be viewed individually, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Stifel. Additionally, no company or transaction used in any analysis as a comparison is identical to Goldfield or the Offer and the Merger, respectively, and they all differ in material ways. Accordingly, an analysis of the results described above is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values of the selected companies or transactions to which they are being compared. Stifel used these analyses to determine the impact of various operating metrics on the implied enterprise values and implied per Share equity values of Goldfield. Each of these analyses yielded a range of implied enterprise values and implied per Share equity values, and therefore, such implied enterprise value ranges and implied per Share equity values developed from these analyses were viewed by Stifel collectively and not individually. Stifel made its determination as to the fairness, from a financial point of view, the holders of Shares of the Per Share Amount to be received by such holders of Shares (other than FR Utility, Acquisition Sub and their respective affiliates and other than any Dissenting Shares) in the Offer and the Merger pursuant to the Merger Agreement, as of the date of the Opinion, on the basis of its experience and professional judgment after considering the results of all of the analyses performed.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at the Opinion, Stifel considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Stifel believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them, would create an incomplete view of the process underlying Stifel’s analyses and the Opinion; therefore, the range of valuations resulting from any particular analysis described above should not be taken to be Stifel’s view of the actual value of Goldfield.

Stifel, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Stifel has acted as financial advisor to the Company in connection with the Offer and the Merger and will receive a fee of approximately $4,346,155 for its services, a substantial portion of which is contingent upon the completion of the Offer and the Merger (the “Advisory Fee”). Stifel has also acted as financial advisor to the Board and received a fee of $500,000 upon the delivery of its Opinion that was not contingent upon consummation of the Offer and the Merger (the “Opinion Fee”), provided that such Opinion Fee is creditable against any Advisory Fee. Stifel also provided defense advisory services to the Company for which it received a fee of $90,000. Stifel will not receive any other significant payment or compensation contingent upon the successful consummation of the Offer and the Merger. In addition, Goldfield has agreed to indemnify Stifel for certain liabilities arising out of Stifel’s engagement. There are no material relationships that existed during the two years prior to the date of Stifel’s Opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Stifel and any party to the Offer and the Merger, except that Stifel and its affiliate Miller Buckfire & Co. acted as restructuring advisor for a portfolio company of an affiliate of FR Utility in 2020, for which Stifel received compensation of approximately $8.6 million. Stifel may seek to provide investment banking services to FR Utility or its affiliates in the future, for which Stifel would seek customary compensation. In the ordinary course of business, Stifel and its clients may transact in the equity securities of the Company and may at any time hold a long or short position in such securities.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

Under the terms of Stifel’s engagement, Goldfield has agreed to pay Stifel approximately $4,346,155, $500,000 of which became payable in connection with the delivery of Stifel’s opinion, regardless of the conclusion reached therein. The remainder of such amount is contingent upon consummation of the Merger. In addition, Goldfield has agreed to reimburse Stifel for its reasonable out-of-pocket expenses incurred in connection with Stifel’s engagement (and prior to the date of this Schedule 14D-9, Goldfield had reimbursed Stifel for a portion of such expenses in an amount equal to approximately $25,000) and to indemnify Stifel and any of its members, partners, officers, directors, advisors, representatives, employees, agents, affiliates or controlling persons against specified liabilities arising out of, related to or in connection with Stifel’s engagement.

Additional information pertaining to the retention of Stifel by the Company set forth in Item 4 of this Schedule 14D-9 under the captions “Recommendation of the Board” and “Opinion of Goldfield’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Neither Goldfield nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Goldfield on its behalf with respect to the Offer or related matters.

Item 6. Interest in Securities of the Subject Company.

Other than as set forth below, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

On October 1, 2020, the Board approved the issuance of 50,000 RSUs to each Mr. Wherry and Mr. Spivey under Goldfield’s LTIP. In each case, one-third of the RSUs vest on each anniversary of the issuance date, subject to the employee’s continued employment through the relevant anniversary date. Pursuant to the terms of the LTIP and the applicable award agreement pursuant to which such RSUs were issued, all outstanding and unvested RSUs become fully vested and settled in connection with a “change in control” (as defined in the LTIP).

Concurrently with the execution of the Merger Agreement, the estate of Mr. Sottile, in its capacity as a stockholder of the Company, entered into the Support Agreement.

Item 7. Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations.

Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, Goldfield is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by Goldfield, any of Goldfield’s subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Goldfield or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Goldfield or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Goldfield.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in the preceding paragraph.

Goldfield has agreed that from the date of the Merger Agreement until the earlier of the date, if any, on which the Merger Agreement is terminated and the Effective Time, Goldfield will not, directly or indirectly, among other things, solicit, initiate, knowingly induce, knowingly cause, knowingly encourage or knowingly take any other action designed to facilitate or assist the submission of any alternative transaction proposals from third parties. In addition, Goldfield has agreed to certain procedures that it must follow in the event Goldfield receives an unsolicited alternative transaction proposal, including the payment of a $5,654,000 million termination fee in the event that Goldfield terminates the Merger Agreement in connection with entering into any agreement with respect to any such proposal that is superior to the Acquisition Sub’s proposal. See Section 11 of the Offer to Purchase, which is entitled “The Merger Agreement; Other Agreements,” which is incorporated herein by reference.

Item 8. Additional Information.

Conditions of the Offer.

The information set forth in Section 15 – “Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

Arrangements with Directors and Executive Officers of Goldfield.

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers of Goldfield” is incorporated herein by reference.

Golden Parachute Compensation.

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers of Goldfield—Golden Parachute Compensation” is incorporated herein by reference.

Stifel

The information set forth under “Item 3. Past Contact, Transactions, Negotiations and Agreements—Stifel” is incorporated herein by reference.

Regulatory Approvals.

General.

Goldfield is not aware of any governmental license or regulatory permit that appears to be material to Goldfield’s business that might be adversely affected by the acquisition by Acquisition Sub or FR Utility of the Shares pursuant to the Offer or the Merger or, except as described below, of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for Acquisition Sub’s or FR Utility’s acquisition or ownership of the Shares pursuant to the Offer or the Merger, as applicable. Should any of these approvals or other actions be required, Goldfield, FR Utility, and Acquisition Sub currently contemplate that these approvals or other actions will be sought. There can be no assurance that (a) any of these approvals or other actions, if needed, will be obtained (with or without substantial conditions), (b) if these approvals were not obtained or these other actions were not taken, that adverse consequences would not result to Goldfield’s business, or (c) certain parts of Goldfield’s or FR Utility’s, or any of FR Utility’s subsidiaries’, businesses, would not have to be disposed of or held separate, or other actions would need to be taken, or restrictions accepted, in order to obtain any of these approvals or other actions. Acquisition Sub’s obligation under the Offer to accept for exchange and pay for the Shares is subject to certain conditions. See Section 15 of the Offer to Purchase, which is entitled “Conditions to the Offer,” which is incorporated herein by reference.

Subject to the terms and conditions of the Merger Agreement, FR Utility and Acquisition Sub have agreed to each take all steps they are capable of taking to avoid or eliminate impediments under any applicable law that may be asserted by the FTC, the DOJ or any other governmental body with respect to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby so as to enable the closing to occur as promptly as reasonably practicable and, in any event, prior to 11:59 p.m. on February 19, 2021.

HSR Act.

Under the HSR Act and the related rules that have been promulgated thereunder, the Offer may not be completed until each of FR Utility and Goldfield files a Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “DOJ”) under the HSR Act, and the applicable waiting period has expired or been terminated, which is also a condition to the consummation of the Offer.

Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the acquiring person voluntarily withdraws and re-files its Notification and Report Form to allow a second 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material.

Goldfield and Acquisition Sub will each file a Pre-merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger no later than December 8, 2020 (“HSR Notice”) with the FTC and the Antitrust Division of the DOJ in connection with the Offer. Based on a December 8, 2020 filing, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m. (New York time) on December 23, 2020, unless the HSR Notice is withdrawn, the HSR Notice is withdrawn and re-filed or the waiting period is terminated or extended by a request for additional information and documentary material from the FTC or the Antitrust Division of the DOJ prior to that time.

At any time before or after consummation of the transactions, notwithstanding the termination or expiration of the waiting period under the HSR Act, the FTC or the DOJ could take such action under the antitrust laws as it deems necessary under the applicable statutes, including but not limited to seeking to enjoin the completion of the Offer or the Merger, seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. At any time before or after the completion of the transactions, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any U.S. state agency or regulatory or foreign antitrust authority could take such action under the antitrust laws as it deems necessary. Such action could include, but is not limited to, seeking to enjoin the completion of the Offer or the Merger or seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

While we believe that the consummation of the Offer will not violate any U.S. federal or state, or foreign, antitrust laws, there can be no assurance that a challenge to the transactions on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Appraisal Rights.

No appraisal rights are available in connection with the Offer and stockholders who tender their Shares in the Offer will not have appraisal rights in connection with the Merger. However, if Acquisition Sub purchases Shares in the Offer and the Merger is consummated, holders of Shares will be entitled to seek appraisal of their Shares and the right to receive in cash the “fair value” of their Shares, plus interest, if any, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL, and as described further herein. Such appraised value may be greater than, the same as, or less than the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price). Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Stockholders should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and may not otherwise address, fair value under Section 262 of the DGCL.

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, WHICH IS ATTACHED TO THIS SOLICITATION AND RECOMMENDATION STATEMENT AS ANNEX B. UNLESS THE CONTEXT REQUIRES OTHERWISE, ALL REFERENCES IN SECTION 262 OF THE DGCL AND IN THIS SUMMARY TO A “STOCKHOLDER” OR A “HOLDER OF SHARES” ARE TO THE RECORD HOLDER OF SHARES.

Under the DGCL, if the Merger is completed, holders of Shares who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL to submit a written demand for appraisal of such holder’s Shares; (iii) continuously are the record holders of such Shares through the Effective Time; (iv) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights; and (v) otherwise comply with the procedures and satisfy certain ownership thresholds set forth in Section 262, in each case in accordance with the DGCL, will, if certain other conditions are met, be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, upon the amount determined to be the fair value. However, after an appraisal petition has been filed, the Delaware Court of Chancery will dismiss appraisal proceedings as to all holders of Shares who asserted appraisal rights unless (a) the total number of shares entitled to appraisal rights exceeds 1% of the outstanding shares of Goldfield capital stock as measured in accordance with subsection (g) of Section 262 or (b) the value of the merger consideration in respect of such shares exceeds $1 million. We refer to these conditions as the “ownership thresholds.” Unless the Delaware Court of Chancery, in its discretion, determines otherwise for good cause shown, and except as provided in subsection (h) of Section 262, interest on the amount determined to be the “fair value” of the shares will accrue and compound quarterly from the Effective Time of the Merger through the date the judgment is paid at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during such period; provided, however, that at any time before the Delaware Court of Chancery enters judgment in the appraisal proceeding, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case any such interest will accrue after the time of such payment only on the amount that equals the sum of (1) the difference, if any, between the amount so paid and the “fair value” of the Shares as determined by the Delaware Court of Chancery and (2) any interest accrued prior to the time of such voluntary payment, unless paid at such time. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the Merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Under Delaware law, the procedures to properly demand appraisal rights must be carried out by and in the name of those registered as the holders of record of Shares. Stockholders who are the beneficial owners but not the holders of record of Shares, and who wish to demand such appraisal rights, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of the DGCL.

ANY HOLDER OF SHARES WHO WISHES TO EXERCISE APPRAISAL RIGHTS OR WISHES TO PRESERVE HIS, HER OR ITS RIGHT TO DO SO, SHOULD REVIEW THIS DISCUSSION AND ANNEX B CAREFULLY BECAUSE FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS.

Any Goldfield stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a Goldfield stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

(i) within the later of the consummation of the Offer (which will occur at the date and time of the acceptance for payment of Shares pursuant to and subject to the conditions of the Offer) and 20 days after the date of this Schedule 14D-9, deliver to Goldfield at The Goldfield Corporation, 1684 West Hibiscus Blvd., Melbourne, Florida 32901, Attention: Corporate Secretary, a written demand for appraisal of the Shares held, which demand must reasonably inform Goldfield of the identity of the stockholder and that the stockholder is demanding appraisal;

(ii) not tender his, her or its Shares in the Offer, withdraw his, her or its demand or otherwise lose his, her or its appraisal rights;

(iii) continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

(iv) comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

In addition, one of the ownership thresholds must be met and a stockholder (or any person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person) or the Surviving Corporation must file a petition in the Delaware Court of Chancery demanding a determination of the value of the stock of all such stockholders within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any petition and has no intention of doing so.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, either each constituent corporation that previously sent notice of appraisal rights shall give a second notice before the effective date of the merger notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the Effective Date of the Merger or the Surviving Corporation will give an additional notice of the effective date of the Merger on or within 10 days after the Effective Time to all such holders of Shares; provided, however, that if such second notice is sent later than the later of the consummation of the Offer and 20 days after the date of this Schedule 14D-9, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s Shares in accordance with Section 262.

Appraisal Procedures.

The right to appraisal will be lost unless it is perfected by satisfaction of the requirements of Section 262 of the DGCL, the text of which is set forth in full in Annex B hereto. Mere failure to execute and return a Letter of

Transmittal to the paying agent, or failure to deliver share certificates to the paying agent, as the case may be, does NOT satisfy the requirements of Section 262. Rather, a separate written demand for appraisal must be properly executed and timely delivered to Goldfield pursuant to Section 262 and as described herein.

As provided under Section 262 of the DGCL, failure of a stockholder to make a written demand for appraisal (or failure of a beneficial owner of Shares to cause the record holder of such Shares to demand an appraisal of such Shares) within the time limits provided in Section 262 may result in the loss of such stockholder’s appraisal rights. The written demand for appraisal must be executed by or for the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the share certificate or certificates that represent such stockholder’s Shares or in the book entry that represents such stockholder’s Shares, as the case may be. If the Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian, or attorney-in-fact, execution of the demand must be made in such capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A record holder, such as a broker, fiduciary, depositary or other nominee, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of such record owner.

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such Shares. Securities held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as The Depository Trust Company. In the case of Shares held through such a central securities depository nominee, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as the record holder. Any beneficial holder desiring appraisal who holds Shares through a nominee holder such as a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder of such Shares. The beneficial holder of such Shares who desires appraisal should instruct the nominee holder that the demand for appraisal must be made by the record holder of such Shares, which may be the nominee of a central security depository if the Shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform Goldfield of the identity of the holder(s) of record (which may be a nominee as described above) and that such stockholder intends thereby to demand appraisal of such Shares.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation or any holder of Shares who has complied with the provisions of Section 262 of the DGCL and is entitled to appraisal rights thereunder may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all such holders who did not tender in the Offer and demand appraisal. If no such petition is filed within the 120-day period or if neither of the ownership thresholds is satisfied, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Goldfield as the Surviving Corporation is under no obligation, and has no present intention, to file such a petition and holders should not assume that Goldfield will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, any stockholder who wishes to perfect such stockholder’s appraisal rights will be required to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the time prescribed in Section 262. Notwithstanding the foregoing, at any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger. Notwithstanding that a demand for appraisal must be executed by or for a stockholder of record, a beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, file a petition for appraisal with respect to Shares beneficially owned by such person and as to which appraisal rights have properly been perfected.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for demanding appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares (other than any excluded stock, as such term is defined in Section 251(h) of the DGCL) that were the subject of, and were not tendered into, and accepted for purchase in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be given (i) within ten days after a written request therefor has been received by the Surviving Corporation or (ii) within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, make such a request.

If a petition for an appraisal is timely filed with the Delaware Court of Chancery by a stockholder, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to provide the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. The Delaware Register in Chancery, if so ordered by the Delaware Court of Chancery, shall give notice of the time and place fixed for the hearing of such petition by mail to the Surviving Corporation and the Goldfield stockholders shown on the Verified List at the addresses stated therein in accordance with Section 262. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Delaware Court of Chancery may require the stockholders who have demanded an appraisal for their Shares and who hold stock represented by certificates to submit their Share certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder. The Delaware Court of Chancery will dismiss appraisal proceedings as to all Goldfield stockholders who assert appraisal rights unless (a) the total number of Shares for which appraisal rights have been pursued and perfected exceeds 1% of the outstanding Shares of Goldfield capital stock measured in accordance with subsection (g) of Section 262 or (b) the value of the merger consideration in respect of the Shares for which appraisal rights have been pursued and perfected exceeds $1 million.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, and that at least one of the ownership thresholds above has been satisfied in respect of the Goldfield stockholders seeking appraisal rights, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the “fair value” of the Shares subject to appraisal, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value.

Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest on the amount determined to be the fair value shall accrue from the Effective Time through the date of the payment of the judgment, will be compounded quarterly, and will accrue at 5% over the Federal Reserve discount rate

(including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. However, the Surviving Corporation has the right, at any point prior to the Delaware Court of Chancery’s entry of judgment in the proceedings, to make a voluntary cash payment to each stockholder seeking appraisal. If the Surviving Corporation makes a voluntary cash payment pursuant to subsection (h) of Section 262, interest will accrue thereafter only on the sum of (i) the difference, if any, between the amount paid by the Surviving Corporation in such voluntary cash payment and the fair value of the Shares as determined by the Delaware Court of Chancery and (ii) interest accrued before such voluntary cash payment, unless paid at that time.

Stockholders considering the exercise of appraisal rights should be aware that the fair value of their Shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the value of the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price). Although Goldfield believes that the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Goldfield nor FR Utility anticipates offering more than the Merger Consideration to any stockholder exercising appraisal rights, and each of Goldfield and FR Utility reserves the right to make a voluntary cash payment pursuant to subsection (h) of Section 262 and to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a Share is less than the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price). In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, so long as one of the ownership thresholds are met, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights or that neither of the ownership thresholds is met. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

The costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of expert witnesses) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to be appraised. Absent such an order, each party is responsible for his, her or its own expenses.

From and after the Effective Time, no stockholder who has demanded an appraisal in compliance with Section 262 of the DGCL is entitled to vote any Shares for any purpose or is entitled to the payment of dividends or other distributions on any Shares (except dividends or other distributions, if any, payable to stockholders of record as of a record date prior to the Effective Time).

If any stockholder who demands appraisal of such stockholder’s Shares under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, such stockholder’s right to appraisal, as provided in the DGCL, the Shares of such stockholder will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger, which is equal to the Offer Price, without interest.

At any time within 60 days after the Effective Time, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party has the right to withdraw the demand and accept the consideration offered in the Merger. After that period, a stockholder may withdraw a demand for appraisal only with the written consent of the Surviving Corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder, however, without the approval of the Delaware Court of Chancery, which may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days of the Effective Time.

FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Business Combination Statute.

Section 203 of the DGCL generally prohibits an “interested stockholder” (which generally includes any person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless:

(i) before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

(ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held (x) by directors who are also officers and (y) by employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

(iii) the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

Neither FR Utility nor Acquisition Sub is, nor at any time for the three years prior to the time that the Merger Agreement was entered into has been, an “interested stockholder” of Goldfield as defined in Section 203 of the

DGCL. In addition, in connection with its approval of the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Board adopted a resolution approving the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Support Agreements, for purposes of Section 203 of the DGCL, in order to render the restrictions on “business combinations” (as defined in Section 203) inapplicable to FR Utility and Acquisition Sub.

Stockholder Approval Not Required.

If the Offer is consummated, Goldfield does not anticipate seeking the approval of Goldfield’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a publicly-traded corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if Acquisition Sub consummates the Offer, the Merger Agreement contemplates that the parties may effect the closing of the Merger without a vote of the stockholders of Goldfield in accordance with Section 251(h) of the DGCL.

Legal Proceedings.

There are currently no legal proceedings relating to the Offer or the Merger, but legal proceedings arising out of or relating to the transaction contemplated by the Merger Agreement may be filed in the future.

Cautionary Statement Regarding Forward-Looking Statements

This Schedule 14D-9 contains certain statements that constitute forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the satisfaction of conditions to the completion of the proposed transaction and the expected completion of the proposed transaction, the timing and benefits thereof, the section “Item 4. The Solicitation or Recommendation—Projected Financial Information,” as well as other statements that are not historical fact. These forward-looking statements are based on currently available information, as well as Goldfield’s views and assumptions regarding future events as of the time such statements are being made. Such forward-looking statements are subject to inherent risks and uncertainties.

Accordingly, actual results may differ materially and adversely from those expressed or implied in such forward-looking statements. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered Shares in the tender offer; the outcome of legal proceedings that may be instituted against Goldfield and/or others relating to the transaction; the possibility that competing offers will be made, risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; as well as those described in cautionary statements contained elsewhere herein and in Goldfield’s periodic reports filed with the SEC including the statements set forth under “Risk Factors” set forth in Goldfield’s most recent annual report on Form 10-K, and any subsequent reports on Form 10-Q or Form 8-K filed with the SEC, and this Schedule 14D-9 and other documents filed by Goldfield. As a result of these and other risks, the proposed transaction may not be completed on the timeframe expected or at all. These forward-looking statements reflect Goldfield’s expectations as of the date of this report. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of Shares also may obtain free copies of the documents filed with the SEC at the investor relations section of Goldfield’s website at https://www.goldfieldcorp.com/. While Goldfield may elect to update any such forward-looking statements in the future, Goldfield specifically disclaims any obligation to do so, even if expectations change, except as required by law.

Where You Can Find More Information

Goldfield is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Goldfield is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of their securities and any material interest of such persons in transactions with Goldfield. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the web site maintained by the SEC at www.sec.gov.

The SEC allows Goldfield to “incorporate by reference” information into this Schedule 14D-9, which means that Goldfield can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

Goldfield incorporates by reference in this Schedule 14D-9 the following documents filed with the SEC pursuant to the Exchange Act (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K):

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed on March 11, 2020;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed on May 6, 2020;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, filed on August 6, 2020;

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed on November 4, 2020;

•

Current Reports on Form 8-K filed on April 23, 2020, May 1, 2020, May 6, 2020, May 22, 2020, May 27, 2020, May 29, 2020, July 23, 2020, August 6, 2020, August 26, 2020, September 14, 2020, October 7, 2020, October 22, 2020, November 4, 2020 and November 24, 2020; and

•	Definitive Proxy Statement for Goldfield’s 2020 Annual Meeting, filed on April 17, 2020.

Goldfield also incorporates by reference any future filings made by it with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K that is filed in the future and is not deemed filed under the Exchange Act).

Item 9. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated December 1, 2020, (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by FR Utility Services, Inc. and FR Utility Services Merger Sub, Inc. with the SEC on December 1, 2020).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by FR Utility Services, Inc. and FR Utility Services Merger Sub, Inc. with the SEC on December 1, 2020).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by FR Utility Services, Inc. and FR Utility Services Merger Sub, Inc. with the SEC on December 1, 2020).

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by FR Utility Services, Inc. and FR Utility Services Merger Sub, Inc. with the SEC on December 1, 2020).

Exhibit No.	Description

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by FR Utility Services, Inc. and FR Utility Services Merger Sub, Inc. with the SEC on December 1, 2020).

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on December 1, 2020, (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO filed by FR Utility Services, Inc. and FR Utility Services Merger Sub, Inc. with the SEC on December 1, 2020).

(a)(2)*	Letter to stockholders of The Goldfield Corporation.

(a)(5)(A)	Joint Press Release of The Goldfield Corporation and First Reserve dated November 24, 2020 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by The Goldfield Corporation with the SEC on November 24, 2020).

(a)(5)(B)	Email Communication to Vice Presidents with Q&A, dated November 24, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by The Goldfield Corporation with the SEC on November 24, 2020).

(a)(5)(C)	Press release issued by FR Utility Services, Inc. announcing commencement of the Offer on December 1, 2020 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO filed by FR Utility Serves, Inc. and FR Utility Services Merger Sub, Inc. with the SEC on December 1, 2020).

(a)(5)(D)*	Opinion of Stifel, Nicolaus & Company, Incorporated dated November 22, 2020 (included as Annex A to this Schedule 14D-9).

(e)(1)#	Agreement and Plan of Merger dated November 23, 2020, by and among The Goldfield Corporation, FR Utility Services, Inc. and FR Utility Services Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by The Goldfield Corporation with the SEC on November 24, 2020).

(e)(2)	Confidentiality Agreement dated March 2, 2020, by and between The Goldfield Corporation and First Reserve XIV Advisors, L.L.C. (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by FR Utility Services, Inc. and FR Utility Services Merger Sub, Inc. with the SEC on December 1, 2020).

(e)(3)	Limited Guaranty, dated as of November 23, 2020, by First Reserve Fund XIV, L.P. in favor of The Goldfield Corporation (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by FR Utility Services, Inc. and FR Utility Services Merger Sub, Inc. with the SEC on December 1, 2020).

(e)(4)	Equity Commitment Letter, dated November 23, 2020, from First Reserve Fund XIV, L.P. to FR Utility Services, Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by FR Utility Services, Inc. and FR Utility Services Merger Sub, Inc. with the SEC on December 1, 2020).

(e)(5)	Exclusivity Agreement, dated November 11, 2020, among Goldfield and First Reserve XIV Advisors, L.L.C. (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed by FR Utility Serves, Inc. and FR Utility Services Merger Sub, Inc. with the SEC on December 1, 2020).

(e)(6)	Tender and Support Agreement, dated November 23, 2020, by and among FR Utility Services, Inc., FR Utility Services Merger Sub, Inc., and the stockholder party thereto (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by The Goldfield Corporation with the SEC on November 24, 2020).

(e)(7)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10-1 to the Company’s Current Report on Form 8-K filed with the SEC on July 15, 2005).

Exhibit No.	Description

(e)(8)	The Goldfield Corporation 2013 Long-Term Incentive Plan (incorporated by reference to The Goldfield Corporation’s 2013 Proxy Statement, heretofore filed with the SEC on April 29, 2013 (File No. 1-7525)).

(e)(9)	Amended and Restated Performance-Based Bonus Plan effective January 1, 2016 (incorporated by reference to The Goldfield Corporation’s 2016 Proxy Statement, heretofore filed with the SEC on April 19, 2016 (File No. 1-7525)).

(e)(10)*	Retention Bonus Agreement, dated October 1, 2020, by and between The Goldfield Corporation and Stephen R. Wherry.

(e)(11)*	Retention Bonus Agreement, dated October 1, 2020, by and between The Goldfield Corporation and Jason M. Spivey.

(e)(12)*	Notice of Restricted Stock Unit Award and Award Terms and Conditions, dated October 1, 2020, by and between The Goldfield Corporation and Stephen R. Wherry.

(e)(13)*	Notice of Restricted Stock Unit Award and Award Terms and Conditions, dated October 1, 2020, by and between The Goldfield Corporation and Jason M. Spivey.

*	Filed herewith

#	Goldfield agrees to furnish supplementally a copy of any omitted exhibit or schedule to the Securities and Exchange Commission upon request.

Annex A

November 22, 2020

The Board of Directors

The Goldfield Corporation

1684 West Hibiscus Boulevard

Melbourne, FL 32901

Members of the Board:

Stifel, Nicolaus & Company, Incorporated (“Stifel” or “we”) has been advised that The Goldfield Corporation (the “Company”) is considering entering into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, FR Utility Services, Inc. (“Parent”) and FR Utility Services Merger Sub, Inc. (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will commence a tender offer (the “Offer”) to purchase any and all of the shares of common stock, par value $0.10 per share, of the Company (the “Company Common Stock”) issued and outstanding (the “Shares”) at a price per Share of $7.00 (the “Per Share Amount”). Following the consummation of the Offer, subject to the terms and conditions of the Merger Agreement and in accordance with Section 251(h) of the Delaware General Corporation Law, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent and each Share that is not (a) validly tendered and irrevocably accepted for purchase pursuant to the Offer, (b) a Dissenting Share or (c) to be canceled pursuant to the terms of the Merger Agreement will thereupon be converted into the right to receive cash in an amount equal to the Per Share Amount, on the terms and subject to the conditions set forth in the Merger Agreement. Capitalized terms used herein have the respective meanings ascribed thereto in the Merger Agreement unless otherwise defined herein.

The Board of Directors of the Company (the “Board”) has requested Stifel’s opinion, as investment bankers, as to the fairness, from a financial point of view, to the holders of Shares of Company Common Stock of the Per Share Amount to be received by such holders of Shares (other than Parent, Merger Sub and their respective Affiliates and other than any Dissenting Shares) in the Offer and the Merger pursuant to the Merger Agreement (the “Opinion”).

In rendering our Opinion, we have, among other things:

(i)	discussed the Offer and the Merger and related matters with the Company’s counsel and reviewed a draft copy of the Merger Agreement dated November 21, 2020;

(ii)

reviewed the audited consolidated financial statements of the Company contained in its Annual Reports on Form 10-K for the three years ended December 31, 2019 and unaudited consolidated financial statements of the Company contained in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020;

(iii)	reviewed and discussed with the Company’s management certain other publicly available information concerning the Company and Parent;

(iv)

reviewed certain non-publicly available information concerning the Company, including internal financial analyses and forecasts prepared by its management and held discussion with the Company’s senior management regarding recent developments;

One South Street, 17th Floor | Baltimore, Maryland 21202 | (443) 224-1400

Stifel, Nicolaus & Company, Incorporated | Member SIPC & NYSE | www.stifel.com

Board of Directors – The Goldfield Corporation

November 22, 2020

(v)	reviewed and analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that we considered relevant to our analysis;

(vi)	reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that we deemed relevant to our analysis;

(vii)	participated in certain discussions and negotiations between representatives of the Company and the Parent;

(viii)	reviewed the reported prices and trading activity of the equity securities of the Company;

(ix)	considered the results of our efforts, at the direction of the Company, to solicit indications of interest from selected third parties with respect to a merger or other transaction with the Company;

(x)	conducted such other financial studies, analyses and investigations and considered such other information as we deemed necessary or appropriate for purposes of our opinion; and

(xi)

took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuations and our knowledge of the Company’s industry generally.

In rendering our Opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel by or on behalf of the Company, or that was otherwise reviewed by Stifel, and have not assumed any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to us by the Company (including, without limitation, potential cost savings and operating synergies realized by a potential acquirer), we have assumed, at the direction of the Company, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company and that they provided a reasonable basis upon which we could form our opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and, in particular, assumptions regarding the widespread disruption, extraordinary uncertainty and unusual volatility arising from the effects of the COVID-19 pandemic, including the effect of evolving governmental interventions and non-interventions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. Among other things, such projected financial information assumes that the ongoing COVID-19 pandemic will have a limited adverse impact on the Company. Stifel has relied on this projected information without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements made available to us. We did not make or obtain any independent evaluation, appraisal or physical inspection of the Company’s assets or liabilities, the collateral securing any of such assets or liabilities, or the collectability of any such assets nor did we review loan or credit files of the Company, nor have we been furnished with any such evaluation or appraisal. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel assumes no responsibility for their accuracy.

We have assumed, with your consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Offer and the Merger

Board of Directors – The Goldfield Corporation

November 22, 2020

will be satisfied and not waived. In addition, we have assumed that the definitive Merger Agreement will not differ materially from the draft we reviewed. We have also assumed that the Offer and the Merger will be consummated substantially on the terms and conditions described in the Merger Agreement, without any waiver of material terms or conditions by the Company or any other party and without any anti-dilution or other adjustment to the Per Share Amount, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Offer and the Merger will not have an adverse effect on the Company, the Offer or the Merger. We have assumed that the Offer and the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further assumed that the Company has relied upon the advice of its counsel, independent accountants and other advisors (other than Stifel) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to the Company, the Offer, the Merger and the Merger Agreement.

Our Opinion is limited to whether the Per Share Amount is fair to the holders of Shares of Company Common Stock (other than Parent, Merger Sub and their respective Affiliates and other than any Dissenting Shares), from a financial point of view, and does not address any other terms, aspects or implications of the Offer or the Merger including, without limitation, the form or structure of the Offer and the Merger, any consequences of the Offer and the Merger on the Company, its stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Offer and the Merger or otherwise. Our Opinion also does not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Board or the Company; (ii) the legal, tax or accounting consequences of the Offer and the Merger on the Company or the holders of Company Common Stock; (iii) the fairness of the amount or nature of any compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the holders of the Company’s securities; (iv) the effect of the Offer and the Merger on, or the fairness of the consideration to be received by, holders of any class of securities of the Company other than the Shares, or any class of securities of any other party to any transaction contemplated by the Merger Agreement; (v) whether the Parent has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Per Share Amount to the holders of Shares of Company Common Stock at the closing of the Offer and the Merger; or (vi) the treatment of, or effect of the Offer and the Merger on, Company Restricted Stock Units. Furthermore, we are not expressing any opinion herein as to the prices, trading range or volume at which the Company’s securities will trade following public announcement of the Offer and the Merger or the consummation of the Offer.

Our Opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us by or on behalf of the Company or its advisors, or information otherwise reviewed by Stifel, as of the date of this Opinion. It is understood that subsequent developments may affect the conclusion reached in this Opinion and that Stifel does not have any obligation to update, revise or reaffirm this Opinion. Our Opinion is solely for the information of, and directed to, the Board for its information and assistance in connection with its consideration of the financial terms of the Offer and the Merger and is not to be relied upon by any stockholder of the Company or any other person or entity. Our Opinion does not constitute a recommendation to the Board as to how the Board should vote on the Offer and the Merger or to any stockholder of the Company as to whether to tender into or to accept the Offer, or whether or not any stockholder of the Company should enter into a voting, stockholders’, or affiliates’ agreement with respect to the Offer or the Merger, or exercise any dissenters’ or appraisal rights that may be available to such stockholder. In addition, the Opinion does not compare the relative merits of the Offer and the Merger with any other alternative transactions or business strategies which may have been available to the Company and does not address the underlying business decision of the Board or the Company to proceed with or effect the Offer and the Merger.

Board of Directors – The Goldfield Corporation

November 22, 2020

Stifel, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with the Offer and the Merger and will receive a fee for our services, a substantial portion of which is contingent upon the completion of the Offer and the Merger (the “Advisory Fee”). We have also acted as financial advisor to the Board and will receive a fee upon the delivery of this Opinion that is not contingent upon consummation of the Merger (the “Opinion Fee”), provided that such Opinion Fee is creditable against any Advisory Fee. We will not receive any other significant payment or compensation contingent upon the successful consummation of the Offer and the Merger. In addition, The Company has agreed to indemnify us for certain liabilities arising out of our engagement. There are no material relationships that existed during the two years prior to the date of this Opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Stifel and any party to the Offer and the Merger, except that Stifel and its affiliate Miller Buckfire & Co. acted as restructuring advisor for a portfolio company of an affiliate of Parent in 2020, for which Stifel received customary compensation. Stifel may seek to provide investment banking services to Parent or its affiliates in the future, for which we would seek customary compensation. In the ordinary course of business, Stifel and our clients may transact in the equity securities of the Company and may at any time hold a long or short position in such securities.

Stifel’s Fairness Opinion Committee has approved the issuance of this Opinion. Our Opinion may not be published or otherwise used or referred to, nor shall any public reference to Stifel be made, without our prior written consent, except in accordance with the terms and conditions of Stifel’s engagement letter agreement with the Company.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Per Share Amount to be received by holders of Shares of Company Common Stock (other than Parent, Merger Sub and their respective Affiliates and other than any Dissenting Shares) in the Offer and the Merger pursuant to the Merger Agreement is fair to such holders of Shares, from a financial point of view.

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED

Annex B

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

SECTION 262—APPRAISAL RIGHTS

(a)    Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §  228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)    Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)    Provided, however, that, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)    Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§  251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

(i)    Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

(ii)    Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

(iii)    Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

(iv)    Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)    In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)    [Repealed.]

(c)    Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d)    Appraisal rights shall be perfected as follows:

(1)    If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §  255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §  114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)    If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)    Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)    At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)    After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)    From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

THE GOLDFIELD CORPORATION

By:	/s/ STEPHEN R. WHERRY
Name: Stephen R. Wherry

Title: Acting Co-Chief Executive Officer, Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

(Co-Principal Executive Officer and Principal Financial and Accounting Officer)

Dated: December 1, 2020